Bank Austria
Creditanstalt

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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

07028609

Bank Austria Creditanstalt
Investor Relations
Renngasse 2
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 59601

Vienna, November 2007

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-59601) with any questions you have.

Bank Austria Creditanstalt AG

Investor Relations

Bank Austria Creditanstalt AG
8420 / Investor Relations
1, Schottengasse 6-8, Postfach 35

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DEC 17 2007
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2007 DEC 11 P 1:49

14.11.2007

BA-CA finalizes the acquisition of the majority shareholding in ATF Bank in the Republic of Kazakhstan

Today, Bank Austria Creditanstalt AG ("BA-CA"), responsible within the UniCredit Group for commercial banking activities in CEE, has finalized the acquisition of 91.8 % of the total issued share capital of JSC ATF Bank ("ATF" or the "Bank") for a consideration of approximately US $ 2,117 million (approximately € 1,452 million at current exchange rates).

In particular, BA-CA acquired 95.6 % of total issued ordinary shares for a consideration of US $ 1,661 million and 85.0 % of total issued preference shares for a consideration of US $ 456 million. As announced on 21 June 2007, under the terms of the agreement signed by BA-CA and the private majority shareholders of ATF, the consideration will be increased by relevant portion of a further payment to be calculated based on 50 % of ATF's 2007 consolidated net profit, adjusted to take into consideration any accounting discrepancies shown in the 2007 audited consolidated financial statements (compared to previous years audited financial statement).

Additionally, pursuant to the Kazakh Law on joint stock companies, on 17 November 2007 BA-CA will launch a mandatory tender offer for the Bank's remaining shares not already held at a price of KZT 10,180.93 (equivalent to US $ 84.37) for each ordinary share and KZT 5,675.11 (equivalent to US $ 47.03) for each preference share, representing, in each case, the price per share agreed by BA-CA with the majority shareholders of ATF.

The offer will remain open for 30 days and minority shareholders will have the opportunity to tender their ordinary and/or preference shares until 17 December 2007. Shareholders tendering their shares in the course of the mandatory tender offer will also have a right to receive their relevant portion of the price adjustment described above.

Through the acquisition of ATF, the UniCredit Group will further strengthen its CEE network through a leading presence in the Republic of Kazakhstan, as well as additional operations in the Republic of Kyrgyzstan, the Republic of Tajikistan and the Russian Federation.

Credit Suisse, UniCredit MIB and Allen & Overy acted as advisors to BA-CA.

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14.11.2007

Results for the first nine months of 2007: Bank Austria Creditanstalt Group achieves strong profit growth

- **Profit after tax and minority interests up by 73 per cent to EUR 1.8 billion despite turbulence in financial markets**
- **Profitability improved: cost/income ratio declines from 57.3 per cent to 50.3 per cent**
- **CEE business continues to drive growth and contributes 47 per cent to the bank's profit before tax**
- **Following turnaround in retail banking, results in Austria are further improving**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, achieved a significant improvement in its results in the first nine months of 2007 compared with the same period of the previous year, despite the turbulence in financial markets. Consolidated profit (profit after tax and minority interests) rose by 72.5 per cent to EUR 1.8 billion (pro-forma figure1 for the first nine months of 2006: EUR 1,015 million). Even in the particularly difficult market environment experienced in August and September, BA-CA's consolidated profit for the third quarter of 2007 increased significantly, by 65.1 per cent to EUR 543 million compared with the previous year (third quarter of 2006: EUR 329 million).

The cost/income ratio improved from 57.3 per cent to 50.3 per cent. BA-CA considerably enhanced its operating performance compared with the previous year. Contributions to this improvement came from the Central Eastern Europe (CEE) business segment and from the business segments in Austria, with CEE and Austria each accounting for about one-half of the operating profit totalling EUR 2.4 billion.

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Interim Report at 30 September 2007

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20.09.2007

New brand strategy: UniCredit Group opts for Bank Austria brand name

- **UniCredit Group pursues new brand strategy: "UniCredit Group" master brand**
- **"Bank Austria" will be the new brand name of Austria's largest bank from 2008**
- **New brand strategy already implemented in CEE countries**

UniCredit Group is introducing a master brand strategy. Under this strategy, the master brand – "UniCredit Group" – with its logo and design will be reflected in the brands used in the countries and business segments in which the Group is active. The objective is to communicate both internally and externally that all of the Group's units belong to a strong European banking group.

The following changes will take place in Austria: in the future, Austria's largest bank will operate under the "Bank Austria" brand name using the design of the master brand. The switch to the new brand will take place in the first quarter of 2008. The brands of the two private-banking subsidiaries – Schoellerbank and BANKPRIVAT – will also be adapted accordingly. Their well-positioned brand names will remain unchanged and a new design will be used.

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Ad hoc announcement pursuant to § 48d (1) BörseG

14.11.2007

Bank Austria Creditanstalt's first nine months results 2007

Date of entry: 14 November 2007

Results for the first nine months of 2007:

Bank Austria Creditanstalt Group achieves strong profit growth
- Profit after tax and minority interests despite market turbulences up by 73 per cent to EUR 1.8 billion
- Cost/income ratio declines from 57.3 per cent to 50.3 per cent
- CEE business continues to drive growth and contributes 47 per cent to the bank's profit before tax

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, achieved a significant improvement in its results in the first nine months of 2007 compared with the same period of the previous year, despite the turbulence in financial markets. Consolidated profit (profit after tax and minority interests) rose by 72.5 per cent to EUR 1.8 billion (pro-forma figure for the first nine months of 2006: EUR 1,015 million). Even in the particularly difficult market environment experienced in the third quarter of 2007, BA-CA's consolidated profit increased significantly, by 65.1 per cent, to EUR 543 million (third quarter of 2006: EUR 329 million). The group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make BA-CA's results for the first nine months of 2007 comparable with the same period of the previous year, the figures for the first nine months of 2006 have been recalculated on a pro-forma basis reflecting the new structure of BA-CA.

In Euro m	**1-9/07**	**1-9/06**	**change in %**	**Pro forma* 1-9/06**	**change. in %**	**Q3/07**
Net interest	2,638	1,829	44.2	2,272	16.1	903
Dividend income	107	124	-13.6	121	-12.0	64
Income from investments in companies valued at equity	113	54	>100	57	97.5	52
Net interest income	**2,857**	**2,006**	**42.4**	**2,451**	**16.6**	**1,019**
Net fee and commission income	1.574	1,286	22.4	1,330	18.4	520
Net trading income	180	314	-42.9	394	-54.5	-44
Net other operating income/expenses	171	45	>100	117	46.4	47
TOTAL REVENUES	**4,783**	**3,651**	**31.0**	**4,292**	**11.4**	**1,541**
Staff expenses	-1,331	-1,205	10.4	-1,358	-2.0	-479
Other administrative expenses	-873	-714	22.3	-864	1.1	-284
Expenses recovery	2			2	52.3	1
Writedowns of tangible/intangible assets	-204	-185	10.0	-240	-15.0	-60
OPERATING EXPENSES	**-2,405**	**-2,104**	**14.3**	**-2,460**	**-2.2**	**-821**
OPERATING PROFIT	**2,377**	**1,547**	**53.6**	**1,832**	**29.8**	**720**
Provisions for risks	-41	-6	>100	-24	71.2	5

and charges						
Goodwill impairment		-8		-8		
Net writedowns of loans	-355	-392	-9.4	-426	-16.6	-148
Net income from investments	219	713**	-69.3	32	>100	87
Integration costs	-20			-5	>100	-12
PROFIT BEFORE TAX	**2,180**	**1,854**	**17.6**	**1,402**	**55.5**	**652**
Income taxes	-348	-215	61.5	-273	27.5	-88
NET PROFIT	**1,832**	**1,639**	**11.8**	**1,129**	**62.3**	**564**
Minority interests	-82	-107	-23.6	-114	-28.4	-21
CONSOLIDATED PROFIT	1,751	1,533	14.2	1,015	72.5	543

* excluding Bank BPH and HVB Splitska banka; including transferred CEE subsidiaries from UniCredit and HVB.

** including capital gain out of the sale of HVB Splitska banka

	1-9/07	1-9/06
ROE after taxes	17.9%	17.5%***
Cost/income ratio	50.3%	57.6%
Risk/earnings ratio	12.4%	19.5%

*** adjusted for the capital gain HVB Splitska banka and the one-off increase in the provisioning charge.

in Euro bn	**30/09/07**	**31/12/06**	**change in %**
Total assets	195.6	154.3	26.8
Equity (without minority interests)	14.2	9.9	42.8
Tier 1 ratio	9.9%	11.62%	

Enquiries:
Investor Relations Bank Austria Creditanstalt
Harald Vertneg
phone: +43 (0) 50505 - 59601
e-mail: harald.vertneg@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: Listed:
AT0000995006 Vienna, standard market auction
Warsaw, main market

Largest bonds by volume issued:
ISIN: Stock exchanges:
xs 0211008544 Luxembourg
xs 0206399627 Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

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2007 DEC 11 P 1:09

20.11.2007

Bank Austria Creditanstalt Job Notice: Günter Populorum, new CFO at BA-CA Leasing

Günter Populorum (46) was appointed to the position of Chief Financial Officer (CFO) at Bank Austria Creditanstalt Leasing (BA-CA Leasing) at the beginning of November. In this capacity he has taken over the responsibility for business management duties at BA-CA Leasing in Austria. In this newly structured field he is in charge of accounting, controlling, tax and treasury.

Born in Vienna, he worked as Finance & Administration Manager at Pioneer Hi-Bred for more than 15 years, a company based in the USA, where he was in charge of controlling, accounting and human resources in Central and Eastern Europe. Latterly, Populorum was managing director of the Culinary Division of the Verkehrsbüro Group. A trained accountant, he began his career as a wholesaler at a textile company. Günter Populorum is married and has three children.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Alexander Tröbinger, Tel. +43 (0)5 05 05 Ext. 52809;
E-Mail: alexander.troebinger@ba-ca.com

You can download a printable photograph of Günter Populorum from the Internet. Copies may be made free of charge.
Photograph: Helmreich, Neusiedl am See

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Press Release

15.11.2007

"Writing for CEE" 2007 prize winners awarded

- **Martin Leidenfrost won with "The World behind Vienna", a feature-series published in the "Presse-Spectrum"**

The Austrian journalist Martin Leidenfrost is the winner of the "Writing for CEE" Award 2007. The award ceremony for the prize sponsored by Bank Austria Creditanstalt (BA-CA) and APA - Austrian Press Agency took place on Wednesday evening in Vienna. For this annually assigned prize journalists from countries of Central and Eastern Europe (CEE) as well as Southeastern Europe (SEE) can hand in their texts. "The centre point of the work has to focus on the journalistic examination of the European integration", so Christina Wreth, head of "Identity & Communications" at BA-CA.

At the Award ceremony Barbara Coudenhove-Kalergi, ORF correspondent and authority on Eastern Europe for many years, expressed her critical view on the "iron curtain in our minds" and referred to the "paradox situation", "that 18 years after the fall of the communism we understand each other less than before". 1989 people on the Wenzelsplatz in Prague demanded: "We want to be back in Europe" and in Austria there was great sympathy for the revolutionary movement in the former Czechoslovakia. But: "Our consciousness has not been in line with the development". This counts also for "persons engaged in the cultural and humanitarian sector", so Coudenhove-Kalergi: "The calculating managers of the economy have spotted the chances far faster."

In his texts the winner of this year's prize, Martin Leidenfrost, tries to "make central Europe experiencable". The articles published every Saturday in the "Spectrum", a supplement of the Austrian daily "Die Presse" between October 2006 and September 2007, are covering the circle of a year with portraits in the style of personal features. Central point of the serial is the "central Europe between the Alps and the Carpathians, somewhere around the towns Vienna, Bratislava, Györ and Brünn".

Martin Leidenfrost was born in 1972 in Lower Austria. For three years he has been living in Devínska Nova Ves, a Slovakian border town, placed "on the gradual healing wounds inflicted by the iron curtain". He writes stories about this region, "which is arranged around four states, four languages and a dozen of ethnic groups". And nevertheless everything is around the corner, the author explains. The region has got various names, like "Centrope". But rarely ever does one of the inhabitants sense "this with frontiers corrugated area" as one organic region.

"I am Austrian and it takes me one kilometre to get to Austria, 30 kilometres to get to Hungary and 50 to get to the Czech Republic. From this perspective the whole area seems as a natural entity and it is this perspective, which I relate to", the author explains.

The second place of "Writing for CEE" got equally the Rumanian journalist Ana-Maria Luca with a reportage on emigrants, who leave their children back in their home country and - for the second time - the Bulgarian Journalist Janina Dragostinova.

Requests: Bank Austria Creditanstalt Communications CEE
Silvana Lins, Phone: +43 (0) 50505 56036
e-mail : silvana.lins@ba-ca.com

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2007 DEC 11 P 1:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15.11.2007

BA-CA ErfolgsCup 2007: Again a Smashing Success

- **1,500 customers at the best golf courses in Austria**
- **Styrian wins at the finale in Turkey**
- **Golfing for a good cause**

Fifteen rounds of the BA-CA ErfolgsCup 2007 were played on the best golf courses in Austria. Ninety of the roughly 1,500 Bank Austria Creditanstalt (BA-CA) customers who participated qualified for the grand finale held a few days ago at The PGA Sultan course in Belek, Turkey. The finalists flew to Turkey together with BA-CA board chairman Willibald Cernko, where perfect golf weather was waiting for them. "The atmosphere was just great during the entire four-day trip. We got in two outstanding rounds of golf under ideal late-summer conditions," said CEO Cernko, summing up the outing. Golf pro Niki Zitny helped the finalists by providing tips and advice while they prepared for the big event at their hotel, the luxurious Kimpinski Hotel The Dome.

The "BA-CA Sultan of Belek" hails from Styria
Gert Sommerauer from the Schloss Frauenthal golf club came out on top in overall points, ahead of ex-hockey ace Hans Fritz. A satisfied Sommerauer was crowned the winner of the BA-CA ErfolgsCup 2007 and the "sultan" of Belek at The PGA Sultan. Hanns Grasl from Schloss Ebreichsdorf golf club also made good use of Zitny's advice – he hit a hole in one at hole 17, a golfer's dream come true.

Donation to the "Make-A-Wish Foundation"
Charity is an important part of the BA-CA ErfolgsCup every year. Each participant was asked to make a donation of EUR 15 during the qualifying rounds. All in all, the golfers contributed EUR 18,176, which was handed over to Ingeborg Kladiwa, senior president of the Make-A-Wish Foundation Austria, in the form of a check at the awards ceremony.

The gala awards ceremony was moderated by Austrian Broadcasting Corporation commentator Michael Berger with a jazz backdrop from the Martini Rosso Quartett and a humorous "film documentary" of the finale – the perfect conclusion to a trip masterfully organised by the agency Aufwind

RESULTS
Overall winner of the BA-CA ErfolgsCup 2007
1. Gert Sommerauer, GC Schloss Frauenthal 29 B

Net rankings Group A
1. Kurt Angerer, GC Gut Altentann 37 N
2. Wolfgang Reich, GC Lengenfeld 35 N
3. Wolfgang Blümel, GC Gut Altentann 34 N

Net rankings Group B
1. Gerda Scholl, GC Schloss Ebreichsdorf 43 N
2. Helga Mayer , GC GolfRange Wien-Tuttendörfl 39 N
3. Andreas Schwarzenberger, GC Föhrenwald 37 N

Net rankings Group C
1. Helmut Ogulin, GC Föhrenwald 46 N
2. Thomas Sochor, GC GolfRange Wien-Tuttendörfl 43 N
3. Günther Percht, GC 2000 43 N

Longest Drive Women powered by Die Presse
Helga Mayer, GC GolfRange Wien-Tuttendörfl
Longest Drive Men powered by Die Presse
Severin Metzger, GC Fontana
Nearest to the pin
Erich-Anton Eberl, GC Eichenheim

Enquiries: Bank Austria Creditanstalt Press Office Austria
Alexander Tröbinger, Tel. +43 (0)5 05 05 ext. 52809;
E-mail: alexander.troebinger@ba-ca.com

Royalty-free photos in print quality can be downloaded.

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14.11.2007

Results for the first nine months of 2007 (1): Bank Austria Creditanstalt Group achieves strong profit growth

- **Profit after tax and minority interests up by 73 per cent to EUR 1.8 billion despite turbulence in financial markets**
- **Profitability improved: cost/income ratio declines from 57.3 per cent[1] to 50.3 per cent**
- **CEE business continues to drive growth and contributes 47 per cent to the bank's profit before tax**
- **Following turnaround in retail banking, results in Austria are further improving**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, achieved a significant improvement in its results in the first nine months of 2007 compared with the same period of the previous year, despite the turbulence in financial markets. Consolidated profit (profit after tax and minority interests) rose by 72.5 per cent to EUR 1.8 billion (pro-forma figure[1] for the first nine months of 2006: EUR 1,015 million). Even in the particularly difficult market environment experienced in August and September, BA-CA's consolidated profit for the third quarter of 2007 increased significantly, by 65.1 per cent to EUR 543 million compared with the previous year (third quarter of 2006: EUR 329 million).

The cost/income ratio improved from 57.3 per cent1 to 50.3 per cent. BA-CA considerably enhanced its operating performance compared with the previous year. Contributions to this improvement came from the Central Eastern Europe (CEE) business segment and from the business segments in Austria, with CEE and Austria each accounting for about one-half of the operating profit totalling EUR 2.4 billion.

BA-CA's CEO Erich Hampel: "I am proud of our performance. Despite the difficult environment in financial and credit markets, we achieved a significant improvement in our results for the first nine months and for the third quarter compared with the respective periods of the previous year. This shows that we have a well-balanced business model with sustained profitability, and we benefit from cooperation within UniCredit Group, a leading European banking group. Growth continues to be driven by the CEE region, and we have further improved our earnings power in Central and Eastern Europe and in our Austrian business."

Items in the income statement[2]

BA-CA's net interest income rose by 16.6 per cent to EUR 2,857 million in the first nine months of 2007 (2006: EUR 2,451 million). Net fee and commission income increased by 18.4 per cent to EUR 1,574 million compared with the same period of the previous year (2006: EUR 1,330 million). Worldwide market turbulence, combined with a reassessment of risks and a lack of liquidity in various market segments, had an impact on net trading income, which was EUR 180 million, down by 54.5 per cent from the exceptionally strong performance in the previous year (2006: EUR 394 million). Operating expenses declined by 2.2 per cent to EUR 2,405 million (2006: EUR 2,460 million). Adjusted for the release of EUR 150 million from the provision for the "ASVG equivalent" following changes in Austrian social security regulations, operating expenses rose slightly, by 3.8 per cent to EUR 2,555 million.

Overall, BA-CA improved its operating profit to EUR 2,377 million, an increase of 29.8 per cent over the previous year (2006: EUR 1,832 million). Net writedowns of loans and provisions for guarantees and commitments were EUR 355 million, down by 16.6 per cent from the figure for the same period of the previous year (2006: EUR 426 million). Net income from investments rose strongly, reaching EUR 219 million (2006: EUR 32 million); the increase is mainly due to the EUR 165 million share in current profits of Bank BPH included in this item for the first time.[3]

Profit before tax amounted to EUR 2,180 million, an increase of 55.5 per cent over the previous year (2006: EUR 1,402 million). Consolidated profit rose by 72.5 per cent to EUR 1,751 million for the first nine months of 2007 (2006: EUR 1,015 million).

The following key financial data have been calculated on the basis of this improvement in results:[4]

- Return on equity before tax is 21.2 per cent.
- Return on equity after tax is 17.9 per cent.
- The cost/income ratio improved to 50.3 per cent.
- The risk/earnings ratio improved from 19.5 per cent to 12.4 per cent.
- The Tier 1 capital ratio is 9.9 per cent, the total capital ratio is 12.96 per cent.

Results of the Divisions[5]
BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management, Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

The **Retail** Division continued to make good progress in the third quarter of 2007, impressively confirming the sustained turnaround: while the Division recorded a loss before tax of EUR 95 million in the first nine months of 2006, it generated a profit before tax of EUR 117 million in the first nine months of 2007. On this basis, return on equity before tax reached 15.3 per cent (2006: −10.7 per cent) and the cost/income ratio improved to 72.3 per cent (2006: 84.2 per cent).

In the lending business, given the currently favourable CHF/EUR exchange rate, the Division provided customers who hold foreign-currency loans with specific information on the various options available to them – from hedging to switching. In the area of investments, the focus was on new issues of additional guarantee products. The Weltaktienindex-GarantieAnleihe and Öko-Garantie products alone attracted investments totalling almost EUR 300 million. New savings deposits made through BA-CA's KapitalSparbuch savings products, for which BA-CA has been offering the best interest rates of all universal banks in Austria since spring 2007, totalled EUR 2.1 billion in the third quarter.

The **Private Banking & Asset Management** Division achieved a profit before tax of EUR 64 million in the first nine months of 2007, an increase of 23 per cent over the previous year (2006: EUR 52 million). Return on equity before tax was 43.7 per cent (2006: 42.9 per cent), the cost/income ratio improved to 54.3 per cent (2006: 58.1 per cent).

Profit before tax generated by the **Corporates** Division rose by 14.9 per cent to EUR 466 million (2006: EUR 406 million). Return on equity before tax was 27.4 per cent (2006: 22 per cent). The cost/income ratio declined to 34.7 per cent (2006: 41.9 per cent). Corporate customers benefit very strongly from UniCredit Group, the larger network and international know-how sharing within a leading European banking group.

In summer 2007, BA-CA took over 100% of FactorBank (Raiffeisen 38 per cent, Oberbank 10 per cent). In pursuing its growth strategy, FactorBank can build on UniCredit Group's Europe-wide expertise in factoring business.

UniCredit Group has bundled the leasing business of the entire Group in UniCredit Global Leasing. BA-CA transferred its subsidiary BA-CA Leasing to UniCredit Global Leasing and now holds a 32.59 per cent interest in UniCredit Global Leasing. BA-CA Management Board member Regina Prehofer has Group-wide responsibility for the worldwide business of UniCredit Global Leasing, the number 1 in Europe.

Markets & Investment Banking generated a profit before tax of EUR 198 million, which was 3.8 per cent below the previous year's level (2006: EUR 206 million). Return on equity before tax amounted to 28.9 per cent (2006: 88.9 per cent). The cost/income ratio was 44 per cent (2006: 36.4 per cent).

Despite the crisis in international financial markets, the Markets & Investment Banking business segment met its seasonal budget figures. Operating profit for the first nine months of 2007 was EUR 196 m, more or less matching the previous year's level (2006: EUR 197 million).

The growth of total revenues more or less offset the increase in operating expenses, most of which related to consolidation effects and integration activities such as the recently completed bundling of the network of CA IB Corporate Finance under CA IB International

Markets, the company which is now responsible for Institutional Equity Business, Research, M&A Advisory, Equity Capital Markets and Merchant Banking. ATON, the recently acquired broker house in Russia, was also allocated as a subsidiary to that company. CA IB International Markets AG will be renamed "UniCredit CAIB AG" within the next few weeks.

The wide range of business activities again proved to be a successful strategy in turbulent conditions. The good overall performance in a difficult environment was due to the diversification of trading activities – by market segment and region – and to the large proportion of customer-driven business. A strong trading performance in the fixed income, foreign exchange and equities sectors contributed to the stable trend in results. Valuation losses resulting from the market turbulence were thus offset by other areas.

The **CEE** business segment continued its dynamic growth in the third quarter, with profit before tax improving by 77.4 per cent to EUR 1,027 million (2006: EUR 579 million), an increase which resulted from revenue growth and partly also from changes in perimeter. Return on equity before tax was 19.7 per cent (2006: 20.9 per cent). The cost/income ratio improved to 49.8 per cent (2006 51.6 per cent).

Bank Austria Creditanstalt is responsible for UniCredit Group's CEE business (except Poland's Markets). BA-CA acts as a hub based in Vienna, managing by far the largest banking network in the region of Central and Eastern Europe.

Following various acquisitions in the past, the focus is now on completely integrating the banking subsidiaries and pursuing further organic growth in the region: over the next three years, about 950 new branches are planned to be opened in CEE. The rebranding process to introduce the UniCredit master brand in CEE is almost complete; in Bosnia and Herzegovina and in Russia, the rebranding is planned to take place in February 2008. With the recently completed merger in the Czech Republic, Živnostenská banka and HVB Czech Republic have been integrated to form the new UniCredit Bank, the fourth-largest bank in the Czech Republic.
The new bank is already operating on Eurosig, the new IT platform which is to be rolled out across the Group. The closing of the acquisition of ATF Bank in Kazakhstan, by which BA-CA makes an important strategic move expanding into the world's ninth-largest country, will take place very soon. The closing of another important strategic acquisition, that of Ukrsotsbank in Ukraine, is expected to take place in January.

BA-CA's CEO Erich Hampel: "In CEE we have the most extensive network and the longest experience of all international banks. Our customers also appreciate the international expertise and network of UniCredit Group, one of the leading European banking groups. These assets and the successful integration of newly acquired banking subsidiaries are important factors in the further improvment of results in the current year and they are the basis for a sustained positive development in the future."

The **Corporate Center** of BA-CA recorded a profit before tax of EUR 308 million (2006: EUR 707 million); a large part of this profit before tax resulted from the share of EUR 165 million in the current profits of Bank BPH – a former BA-CA banking subsidiary which was sold to UniCredit in 2006 – which is included for the first time. The high level of net income from investments in the previous year reflected a capital gain of EUR 684.3 million on the sale of HVB Splitska banka.

Balance sheet[6]
BA-CA's total assets grew by 27 per cent to EUR 195.6 billion compared with year-end 2006 (31 December 2006: EUR 154.3 billion. On the assets side, financial assets held for trading increased by 2.8 per cent to EUR 17.1 billion (2006: EUR 16.7 billion). Loans and receivables with banks were EUR 37.4 billion, up by 15.2 per cent (2006: EUR 32.5 billion). Loans and receivables with customers increased by 33.3 per cent to EUR 106.7 billion (2006: EUR 80.1 billion).

On the liabilities side, deposits from banks rose by 4.6 per cent to EUR 50.5 billion (2006: EUR 48.3 billion). Deposits from customers increased by 58.2 per cent to EUR 87 billion (2006: EUR 55.0 billion). Debt certificates including bonds declined by 1.7 per cent to EUR 24.9 billion (2006: EUR 25.3 billion). Equity (including minority interests) rose by 45.9 per cent to EUR 14.8 billion (2006: EUR 10.1 billion).

As at 30 September 2007, BA-CA had 48,678 employees (FTE), 27,591 more than in the previous year (31 December 2006: 21,087 employees) and 467 more than on a pro-forma basis as at 31 December 2006. In the same period, the number of branches increased by 606 to 2,176 (2006: 1,570). This increase was due to the transfer to BA-CA of banking

subsidiaries of UniCredit and HVB in CEE. On a pro-forma basis, the number of branches rose by 22.

....

1 The group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make
BA-CA's results for the first nine months of 2007 comparable with the same period of the previous year, the figures for the first nine months of 2006 have been recalculated on a pro-forma basis reflecting the new structure of BA-CA.

2 The income statement figures are pro-forma figures.

3 When BA-CA's Polish banking subsidiary Bank BPH was sold to UniCredit in November 2006, it was agreed that BA-CA would receive a share of Bank BPH's current profits for three years.

4 The calculation of the key financial data for 2006 is based on actual figures as published.

5 Based on data availability, the business segment data are actual figures.

6 Based on data availability, the balance sheet data are actual figures.

....

Charts

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Martin Halama, tel. +43 (0) 50505 52371, e-mail: martin.halama@ba-ca.com

Bank Austria
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Press Release

14.11.2007

BA-CA finalizes the acquisition of the majority shareholding in ATF Bank in the Republic of Kazakhstan

....

Today, Bank Austria Creditanstalt AG ("BA-CA"), responsible within the UniCredit Group for commercial banking activities in CEE, has finalized the acquisition of 91.8 % of the total issued share capital of JSC ATF Bank ("ATF" or the "Bank") for a consideration of approximately US $ 2,117 million (approximately € 1,452 million at current exchange rates).

In particular, BA-CA acquired 95.6 % of total issued ordinary shares for a consideration of US $ 1,661 million and 85.0 % of total issued preference shares for a consideration of US $ 456 million. As announced on 21 June 2007, under the terms of the agreement signed by BA-CA and the private majority shareholders of ATF, the consideration will be increased by relevant portion of a further payment to be calculated based on 50 % of ATF's 2007 consolidated net profit, adjusted to take into consideration any accounting discrepancies shown in the 2007 audited consolidated financial statements (compared to previous years audited financial statement).

Additionally, pursuant to the Kazakh Law on joint stock companies, on 17 November 2007 BA-CA will launch a mandatory tender offer for the Bank's remaining shares not already held at a price of KZT 10,180.93 (equivalent to US $ 84.37) for each ordinary share and KZT 5,675.11 (equivalent to US $ 47.03) for each preference share, representing, in each case, the price per share agreed by BA-CA with the majority shareholders of ATF.

The offer will remain open for 30 days and minority shareholders will have the opportunity to tender their ordinary and/or preference shares until 17 December 2007. Shareholders tendering their shares in the course of the mandatory tender offer will also have a right to receive their relevant portion of the price adjustment described above.

Through the acquisition of ATF, the UniCredit Group will further strengthen its CEE network through a leading presence in the Republic of Kazakhstan, as well as additional operations in the Republic of Kyrgyzstan, the Republic of Tajikistan and the Russian Federation.

Credit Suisse, UniCredit MIB and Allen & Overy acted as advisors to BA-CA.

About the UniCredit Group
With a current market capitalization of approximately € 84 billion (1 October 2007), ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 176,000 employees and total assets of approximately € 1,018 billion (pro forma) as at 30 June 2007.
Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Bank Austria Creditanstalt Communications CEE
Silvana Lins / Christina Bischof
Phone: +43 (0) 50505 56036
E-mail : silvana.lins@ba-ca.com / christina.bischof@ba-ca.com

Bank Austria
Creditanstalt

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Press Release

13.11.2007

Bank Austria Creditanstalt Job Notice:
Christian Forster becomes new BA-CA regional head in Carinthia

As of 1 December there is to be a change at the top of Bank Austria Creditanstalt (BA-CA) in Carinthia: Christian Forster, 48, will become the new regional head with a remit of retail and business customers. He is to succeed Wolfgang Dunst, who for health reasons has voluntarily given up his position after many successful years. Dietmar Ramus, 46, will remain the deputy regional head and he will work closely in cooperation with Christian Forster in further developing the retail customer business of BA-CA in Carinthia.

Christian Forster has been working for the company since 1979. He began his professional career as a client adviser in Creditanstalt, one of the predecessors of BA-CA. In the course of his subsequent career, which took him through the position of branch head to market manager for several branches, he has acquired extensive management experience and profound know-how of the retail business. Christian Forster is married and has one daughter.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 Ext. 52819;
E-Mail: tiemon.kiesenhofer@ba-ca.com

You can download a printable **photograph** of Christian Forster from the Internet . Copies may be made free of charge.

Bank Austria
Creditanstalt

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06.11.2007

The new UniCredit Bank starts operations in Czech Republic

....

The subsidiaries of UniCredit Group in the Czech Republic merged into "UniCredit Bank". The integration process of HVB Bank and Živnostenská banka was finalised on Monday 5 November. UniCredit Bank is the fourth largest bank in the country, with 9.7 billion Euro total assets and more than 70 branches, where around 600.000 clients are served.

UniCredit Bank is a universal bank with an ambitious growth strategy. In retail banking, the bank will seek to win an important share in certain selected products that require good advisory services. These include, for example, mortgage loans, investment products, and credit cards, but also involve the small business segment, i.e. tradesman or business owners. In the corporate banking segment UniCredit Bank currently ranks among the three largest banks in the country.

A strong Board of Directors will lead the bank in future: Jirí Kunert (Chairman), David Grund (Vice-Chairman), Aleš Barabas (Director) and Peter Koerner (Director).

The UniCredit Group is one of the largest European banks. With a current market capitalization of approximately €84 billion (1 October 2007), ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as at 30 June 2007.

In the CEE region, UniCredit Group operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Communications CEE
Christina Bischof
Phone: +43 (0) 50505 57126
E-mail : christina.bischof@ba-ca.com

Bank Austria
Creditanstalt

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2.11.2007

Sector Report from the Bank Austria Creditanstalt Group Economics Department: Machine building on a record-breaking pace again in 2007

....

- **Sector sees above-average growth for the fourth straight year**
- **Great improvements in productivity ensure competitive edge**
- **Increases in raw material prices curb earnings**
- **Weaker investment demand in export markets to slow growth in 2008 and 2009**

In 2006, the Austrian machine building sector again posted one of the best performances when compared both to other industries in Austria and the sector throughout the rest of Europe. Production increased by 9.3 per cent and sales increased by 15.1 per cent, reaching about €18 bn. In 2007, the sector is enjoying above-average growth for the fourth straight year. These are the highlights of the newest sector report from the Bank Austria Creditanstalt (BA-CA) Group Economics department. In the first half of 2007, growth in the sector accelerated, stimulated by the investment boom in the Austrian industrial sector. Even if the boom in the industrial sector cools down between now and the end of the year, the machine building sector should be able to equal last year's high level of growth again in 2007.

With 68,000 workers or 12 per cent of all industrial jobs on the national labour market, the machine building sector plays a larger role in domestic economic output than in every other country in Europe except for Germany and Italy. By continuously improving its productivity, the sector has ensured its competitive edge and, as a result, its lead in growth. Since as early as 1994, Austria's machine building industry has been able to protect its lead in growth from the European competition virtually without exception. "Despite a high level of dependence on exports, the success of the machine building industry proves that a predominantly small to medium-sized business structure doesn't necessarily have to be a competitive disadvantage," says BA-CA economist Günter Wolf. However, the sector's production must be concentrated on niche markets. The Austrian machine building industry lacks distinct production focuses. Nevertheless, some machine building companies are global market leaders in their respective business segments.

Despite vigorous domestic growth, the industry's performance in 2007 depends more on foreign demand, since three-fourths of the sector's output is destined for foreign buyers. "The strong development of exports over such a long period of time – the export of machines has grown by an average of 8 per cent a year since 1995 – confirms the Austrian machine builders' ability to compete," says industry analyst Wolf. The companies are able to pull away from the competition by producing top quality (special) machines and capitalising on cost and price advantages. Even though the sector is losing part of its share in the market for standard products to Eastern European and Southeast Asian competitors, the trade surplus for machines and equipment is growing uninterrupted, reaching €4.3 bn in 2006.

However, the tremendous boom in the machine building sector over the last few years has not translated into proportionate earnings growth due to the massive increase in raw material prices. The development of wholesale prices shows that the predominantly medium-sized machine building companies, which need to put 40 per cent of their sales revenues into buying materials on average, have only partially been able to pass on their increased costs in their selling prices: While steel prices have doubled since the beginning of 2003, the prices for machine products have only increased by 20 per cent.

"Possibly in 2008 and at the very latest in 2009, the decreasing investment demand in the traditional markets of Western Europe and the U.S. will significantly slow the sector's growth again. However, Austria's machine building companies are increasingly managing to shield themselves from global market cycles," says Günter Wolf, describing his expectations for the future. This is partially a result of the companies' orientation towards new growth markets, especially in Eastern Europe. At the same time, it is also a result of their focus on the production of service-intensive machines with stable demand independent of economic

trends.

Enquiries: Bank Austria Creditanstalt Press Office
Alexander Tröbinger, Tel: +43 (0) 50505 52809
E-mail: alexander.troebinger@ba-ca.com

Bank Austria Creditanstalt

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Press Release

RECEIVED

30.10.2007

BA-CA Purchasing Managers' Index in October: Austria's industry unable to avoid the global slowdown

- **Overall orders position stagnant because of falling foreign orders**
- **Growth in production ebbs markedly**
- **Employment remains buoyant for the moment**

The BA-CA Purchasing Managers' Index (BA-CA PMI) fell from 55.4 to 52.8 in October, which is the lowest level for two years. Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA): "Having trended upwards in August and again in September, the BA-CA PMI has now fallen sharply in October. Industrial growth is now weakening perceptibly." The main trigger for the fall in the BA-CA PMI was the decline in incoming orders. "Incoming orders stagnated for the first time in over two years and foreign orders even fell", says BA-CA economist Stefan Bruckbauer.

In October, the index for incoming orders fell from 53.8 to 50.1. The decisive factor behind this development was the reduction in incoming orders from abroad, which fell to the lowest figure, at 48.2 index points, for two and a half years.

In line with the slowdown in demand, the industrial companies surveyed also reported slower growth in production; the index fell from 55.9 to 52.1. "The downturn in industrial growth in October was the sharpest since the recession in 2001," summarised BA-CA Chief Economist Marianne Kager. Despite weaker growth in output, there was a further slight rise in stocks of finished products because of stagnant demand; the relevant index rose from 51.9 to 52.0. The figure for orders on hand declined to 50.3, which is close to the stagnation level of 50.

"Despite the stagnation in incoming orders, growth in employment in industrial companies remained high in October", stated BA-CA economist Stefan Bruckbauer. The figure in question only fell marginally from 54.9 to 54.8. This indicates that entrepreneurs are still optimistic for the time being.

Inflation provides a further indicator of the slowdown in industry. Purchasing price inflation fell sharply in October from 62.3 to 58.1. The slowdown in the upward trend in input prices and slackening demand also depressed the increase in sales prices markedly, the figure fell from 54.0 to 51.6. The picture of a slowdown in industry is completed by slower growth rates in quantities purchased.

As a result, in the opinion of the economists at BA-CA, it is clear that Austrian industrial companies will not be able to avoid the global slowdown despite a slight revival in August and September and, consequently, they see their expectations that the economy will cool in 2008 confirmed. Despite the waning momentum at the year end, 2007 as a whole is likely to be another very strong year for Austria's industrial companies.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

charts

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 ext. 41951
E-Mail: economic.research@ba-ca.com

Member of UniCredit Group

Bank Austria Creditanstalt



Interim Report at 30 September 2007

[redacted]

Member of UniCredit Group

Bank Austria Creditanstalt



Markus Prachensky, "Without Title", 1984, BA-CA collection

Interim Report at 30 September 2007

BA-CA at a Glance

Income statement figures (in € m)

	1–9/2007	1–9/2006	+/–
Net interest income	2,857	2,006	42.4%
Net fee and commission income	1,574	1,286	22.4%
Net trading income	180	314	–42.9%
Total revenues	4,783	3,651	31.0%
Operating expenses	–2,405	–2,104	14.3%
Operating profit	2,377	1,547	53.6%
Profit before tax	2,180	1,854 [1]	17.6%
Consolidated profit	1,751	1,533 [1]	14.2%

1) The income statement for the first nine months of 2006 includes one-off effects totalling € 605 m (capital gain of € 684 m on sale of HVB Splitska banka, provisioning charge adjustment – € 79 m)

Volume figures (in € m)

	30 SEPT. 2007	31 DEC. 2006	+/–
Total assets	195,580	154,255	26.8%
Loans and receivables with customers	106,748	80,104	33.3%
Primary funds	111,879	80,317	39.3%
Shareholders' equity (excluding minority interests)	14,173	9,927	42.8%
Risk-weighted assets (banking book)	101,147	73,136	38.3%

Key performance indicators (in %)

	1–9/2007	2006 [2]	1–9/2006 [2]
Return on equity after tax (ROE)	17.9%	15.8%	17.5%
Return on assets (ROA)	1.26%	0.70%	1.02%
CEE contribution to profit before tax	47.1%	44.9%	46.4%
Cost/income ratio	50.3%	57.9%	57.6%
Net interest income/avg. risk-weighted assets (banking book)	4.10%	3.50%	3.45%
Risk/earnings ratio	12.4%	14.9%	15.6%
Provisioning charge/avg. risk-weighted assets (banking book)	0.51%	0.52%	0.54%
Total capital ratio (end of period)	13.0%	14.7%	10.8%
Tier 1 capital ratio (end of period)	9.9%	11.6%	7.7%

2) 2006 and first nine months of 2006 adjusted for one-off effects

Staff

	30 SEPT. 2007	30 SEPT. 2006	+/–
Bank Austria Creditanstalt (full-time equivalent)	48,678	31,722	53.5%
Central and Eastern Europe	37,789	19,032	108.3%
Austria and other subsidiaries	10,889	12,690	–14.2%

Offices

	30 SEPT. 2007	30 SEPT. 2006	+/–
Bank Austria Creditanstalt	2,176	1,570	38.6%
Central and Eastern Europe	1,794	1,179	52.2%
Austria and other subsidiaries	382	391	–2.3%

Preface by Erich Hampel

Good third-quarter performance in a difficult environment. Bank Austria Creditanstalt on track to achieve excellent results for 2007.



Ladies and Gentlemen,

I am pleased to inform you that in difficult financial market conditions, Bank Austria Creditanstalt **again performed strongly**, with a consolidated profit of € 543 m for the third quarter of 2007, which is only slightly lower than the adjusted figure for the preceding quarter. Over the preceding quarterly periods, and even more so in a comparison with the previous year, the bank's "sustainable" income components of customer business – i.e. net interest income and net fee and commission income – have further improved. Business is expanding, mainly driven by the dynamic upswing in CEE countries. It is only net trading income that did not fit into this positive trend as market fluctuations – which, as everybody knows, had dramatic consequences during the summer – had a, hardly surprising, impact on performance.

However, our market professionals coped well with the market turbulence: although results generated by Markets & Investment Banking (MIB) in the third quarter declined, MIB nevertheless achieved an operating profit of € 196 m for the first nine months, falling short of the figure for the same period of the previous year by just one million euros. This means that MIB's results are fully in line with our internal planning figures for 2007 as a whole. The strategy which we have pursued over the past few years has proved to be right in a very difficult environment: our strategy is based on being **close to customers** – the major part of business is customer-driven – and on a wide **diversification** of trading activities.

This means that we are on track to achieve **excellent results for the year as a whole**, though a further adverse impact from financial market developments cannot be ruled out. Results for the full year may turn out to be by far the best in our corporate history. Consolidated profit for the first nine months was € 1,751 m, an increase of 73 % compared with the pro-forma figure for the previous year based on the current group of consolidated companies.

A particularly gratifying development is the fact that our two core markets – Austria and CEE – made almost equal contributions to these good results. In **Austria** (including MIB), as revenue growth was moderate, the improvement was mainly based on progress in cost efficiency. The turnaround in the Retail Division is assured. In **CEE**, business volume rose strongly across the new perimeter of our operations, productivity increased, and cost efficiency as well as the current risk situation improved. Overall, the cost/income ratio for BA-CA was 50.3 %, the risk/earnings ratio was 12.4 % and return on equity after tax reached 17.9 %.

The main pillars of our business policy are unchanged: based on our leading market position, we are pursuing organic growth and seek to further expand our market share by enlarging our branch network in CEE. In each of our business areas, we operate with a sharp focus on customer needs. We will use the expertise of one of Europe's largest banks through our cross-regional product lines – from leasing services and Pioneer to Global Financial Services – as well as benefiting from advantages in terms of production locations. Overall, we are well placed with our unrivalled network and the diversification of our business portfolio, in regional terms and as a universal bank.

Based on these principles, we are looking to the future with confidence.

Yours sincerely,
Erich Hampel
Chairman of the Management Board
of Bank Austria Creditanstalt

Bank Austria Creditanstalt in the Third Quarter of 2007

Difficult conditions in credit markets in the third quarter ...

Banking environment in the third quarter of 2007

● The operating environment for banks in the third quarter of 2007 was characterised by a turbulent interplay of three factors:

▶ First, the credit crisis in the US real estate market – which will go down in economic history as the "sub-prime crisis" – gradually spread to other market segments and ultimately led to considerable uncertainty in the banking sector. Credit losses which hit the first aggressive real estate financiers caused difficulties for the related structured products (ABCP, CDOs, CLOs) and subsequently for the special investment vehicles (SIVs) which had issued these products; ultimately, the situation also had a strong impact on banks, either through their direct lending activities or through utilisation of the back-up credit lines made available by them. Investors, who had supported the market for a long time, turned increasingly risk-averse and spreads widened considerably across the board. The markets saw a decoupling of the relevant derivatives benchmarks from the underlying instruments. Unlike in earlier crises, emerging markets proved resilient. But business in highly leveraged primary market segments (LBOs) dried up. A lack of transparency over the involvement of big players finally undermined confidence in interbank business; central banks responded to the liquidity squeeze with large-volume open-market operations.

▶ Second, the business cycle – and probably also the interest rate cycle – in the United States and Europe moved past its peak. Although the Fed reduced its key interest rate in two steps, by a total of three-quarters of a percentage point, and the ECB suspended its policy of raising interest rates, the previous year's interest rate increase had a strong impact on the third quarter, and an even stronger effect on the first nine months, of 2007 compared with the previous year.

▶ Third, the upswing experienced by young Asian economies, especially China, continued unabated – in some cases with double-digit growth rates in real terms – paving the way for further expansion of the global economy and world trade while also significantly contributing to the scarcity of important industrial and agricultural commodities. At the editorial close of this report, the price of crude oil was near 93 US$/bl (Brent). Prices for industrial raw materials and agricultural commodities as well as precious metals rose sharply – largely driven by worldwide shifts in demand, with speculative activities in futures markets also playing a role.

● While events in the secondary market for loans were a focus of banks' attention, commercial business once more proved to be a stabilising factor in this environment. In the euro area, the effects of interest rate increases continued into the third quarter, when sentiment indicators were already signalling a slowdown in the growth of exports and industrial activity. Based on ample corporate liquidity and an improvement in household incomes, investment behaviour was sensitive to interest rates: while short-term loans declined, there was a strong expansion of sight, time and savings deposits. The catching-up process in Central and Eastern Europe was supported by fundamentals and continued without losing much of its momentum. Economic growth in the CEE region (including Turkey and Russia) was about 6.5 %.

Consequences of sub-prime crisis: reassessment of risk in third quarter


Jan. March May July Sept. Nov. Jan. March May July Sept.
2006
2007
bpts
390
360
330
300
270
240
210
180
Widening credit spreads ...
(CDS benchmark spreads iTraxx Crossover)
... volatile emerging markets bond spread ...
(JPM EMBI+ government spread)
230
220
210
200
190
180
170
160
150
100
90
80
70
60
... wider spread on corporate bonds ...
(BBB corporate bonds/government)
80
70
60
50
40
30
20
10
... liquidity squeeze in money market
(spread of interbank 3-month money over government securities/3-month treasury bills)

Strong rise in profits over previous year

Although turmoil in financial markets had an impact especially on net trading income, Bank Austria Creditanstalt again performed strongly in the **third quarter of 2007**: consolidated profit reached € 543 m, a level that is just 3 % short of the record figure achieved in the preceding quarter (if a special effect in the preceding quarter is not taken into account) and 40 % higher than in the third quarter of 2006.

Consolidated profit by quarter in the new perimeter:

€ M	Q1/06	Q2/06	Q3/06	Q1/07	Q2/07	Q3/07
Quarterly data	350	336	388[1]	535	562[2]	543
First nine months		1,074			1,640	

1) adjusted for one-off effects after tax
2) adjusted for ASVG effect (€ 150 m)

Consolidated profit for the first nine months of 2007 was **€ 1,751 m**, or an annualised **€ 11.55** per share, based on the average number of shares after the capital increase. Return on equity after tax was **17.9 %**.

Compared with the figure reported for the period from January to September 2006, consolidated profit rose by 14 %. In this context it is important to note the changes in the group of consolidated companies as BA-CA assumed the holding company function for CEE. The reported figure for the previous year is to be adjusted for the one-off capital gain of € 684 m on the sale of HVB Splitska banka. Moreover, for a meaningful comparison with the same period of the previous year, the profit contribution in the first nine months of 2006 from those banks which have been sold in the meantime (HVB Splitska banka and Bank BPH) is to be deducted and profits generated in the first nine months of 2006 by banks newly included in the group of consolidated companies are to be added (see chart). On the basis of this adjustment of the comparative figure, **profit growth** over the pro-forma figure for the previous year was **73 %**.

Profit before tax was € 2,180 m, up by **56 %** on the pro-forma figure for the same period of the previous year. Equal contributions to the increase of € 778 m came from both core markets of BA-CA: profit before tax generated by business segments operating in Austria (including Markets & Investment Banking) rose by a combined € 277 m or 49 %. Even if the one-off increase of € 79 m in the provisioning charge in the third quarter of the previous year – a one-off effect which resulted from the application of more refined credit risk standards and had an impact on the comparative figure for profits – is eliminated, profits in Austria improved by 24 %. Within the total figure, the Markets & Investment Banking (MIB) business segment generated a profit before tax that was only 4 % or € 8 m lower than a year earlier.

The Central Eastern Europe (CEE) business segment in the new perimeter improved its profit before tax by € 232 m or 29 %. The Corporate Center contributed € 269 m to the improvement in profits, with two special effects having a strong impact: the release of € 150 m from pension provisions in Austria following an adjustment, already described in the Interim Report at 30 June 2007, to the legal framework under the Austrian General Social Insurance Act (ASVG) as amended; and the share in current profits of the Polish banking subsidiaries, which is defined in the agreement on the sale of BPH and amounted to € 165 m in the first nine months of 2007.

Profit before tax for January to September 2007 compared with the same period of the previous year (€ m)


1,854
-684
-327
559
1,402
277
217
285
2,180
Profit before tax 1–9/2006 as reported
Capital gain on sale of HVB Splitska banka
Profit contributions 1–9/2006 from banks which have been sold
Profit contributions 1–9/2006 from new banks in CEE
Profit before tax 1–9/2006 in new perimeter
Increase/Austrian business segments (incl. MIB)1)
Increase/CEE (in new perimeter)
Increase/Corporate Center2)
Profit before tax 1–9/2007 as reported

1) Retail, PB&AM, Corporates and MIB
2) Reflecting significant special effects: € 150 m from revaluation of pension provisions (ASVG effect) and € 165 m share in profit before tax/Poland

Steady revenue growth.
Costs and risk under control.

Quarter-on-quarter developments

The development of **total revenues** in the third quarter of 2007 compared with the second quarter of the current year reflected the further growth of net interest income and net fee and commission income, the "sustainable" income components. This favourable trend was however more than offset by results from trading activities, which turned from a net income of € 63 m in the second quarter to a net loss of € 44 m in the third quarter of 2007 as a consequence of the difficult situation in specific product segments of the global financial market. This reversal is largely attributable to temporary losses in the trading book in August (marking to market). This is for the most part explained by a general, sharp rise in credit spreads in various markets, which above all affected the segment of structured credit products. Moreover, greater volatility and difficult funding conditions as the result of a liquidity squeeze in the European banking sector had a negative impact on trading in interest rate instruments. Conditions returned to normal in September.

Other revenues continued to increase, and they have risen quarter on quarter since the beginning of 2006 (i.e. in the new perimeter of the bank's operations; see chart). Net interest income rose by 8 % over the preceding quarter, and by 17 % compared with the same quarter of the previous year, surpassing the € 1 bn mark for the first time. This development was supported by the expansion of operations in CEE and by deposit business in Austria, as well as by the performance of the Markets & Investment Banking business segment. While net fee and commission income was a little below the level of the preceding quarter (–3 %), it rose by as much as 20 % over the previous year. BA-CA Leasing has been sold in return for a participation in the profits of the newly created UniCredit Global Leasing, which is managed out of Vienna. As from the third quarter of 2007, the results from leasing business are therefore no longer recognised on the lines of a full income statement. Instead, BA-CA's income statement reflects the share of profit from an investment accounted for under the equity method.

Total revenues were € 1,541 m, 5 % below the level of the preceding quarter, but 7 % above that of the third quarter of 2006. The quarter-on-quarter decline was largely offset by a favourable development of costs: **operating expenses** declined by 7 % in the third quarter, even after adjustment for the € 150 m one-off (ASVG-related) effect reducing costs in the second quarter of 2007. Operating expenses were therefore only 1 % above the previous year's level despite an expansion of business and an extension of the branch network in CEE. The cost/income ratio consequently improved by more than three percentage points to 53.3 % over the corresponding period of 2006.

Operating profit amounted to € 720 m, which is 2.5 % down on the preceding quarter (adjusted for the € 150 m ASVG-related effect), and 15 % up on the previous year.

Other factors which contributed to the profit before tax included the net release of provisions for litigation risks, based on a decision by the Austrian Supreme Court on rights of current employees to future pension benefits in connection with predecessor institutions of BA-CA. This resulted in a quarter-on-quarter € 34 m reversal in provisions for risks and charges, with a net release of provisions. Net writedowns of loans and provisions for guarantees and commitments were up by € 57 m; the higher allocations to loan loss provisions reflect the strong expansion in CEE, where the risk/earnings ratio remained below the average for the bank as a whole. Overall, this raised the risk/earnings ratio from its low in the preceding quarter (9.5 %) to 14.5 %, a figure that is still almost two percentage points lower than a year earlier. The **profit before tax** for the third quarter of 2007 was € 652 m, 5.5 % below the figure for the preceding quarter and 35 % up on the adjusted Q3 2006 level.

Total revenues by quarter (€ m)



1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
1,394
1,211
1,456
1,326
1,441
1,361
1,533
1,447
1,618
1,457
1,624
1,561
1,541
1,586
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
2007

⁝ Total revenues
■ Total revenues excl. net trading income = net interest income, net fee and commission income, net other operating income/expenses

Strong improvement in results in both core markets compared with previous year, even after taking consolidation effects into account.

Income statement for the first nine months of 2007

The comparative figures for the previous year used in the following comments are pro-forma figures reflecting the new perimeter of the bank's operations. This makes it possible to assess the bank's operating performance.

The interim financial statements for the first nine months of 2007 reflect the considerably enhanced role of Bank Austria Creditanstalt as CEE holding company within UniCredit Group. They also show a **sustained improvement in the bank's operating performance in both core markets.** In the Central Eastern Europe (CEE) business segment – presented in the new perimeter of operations – the main success factor was the dynamic expansion of business combined with strict cost control and risk control. The bank's performance in Austria also improved, despite the strain in financial markets in the third quarter; in the final analysis, the better results in Austria were due to higher cost efficiency, which led to a strong turnaround in the Retail Division. Overall, operating profit improved by € 545 m or 30 % to € 2,377 m.

● **Total revenues** in the first nine months of 2007 were € 4,783 m, up by € 491 m or more than 11 % on the previous year. Net trading income, at € 180 m, was down by € 215 m from the excellent performance in the same period of the previous year. The other revenue components rose by a combined € 706 m or 18 %. Three-quarters of the increase in total revenues came from the CEE business segment, where the decline in net trading income was less pronounced.

▶ **Net interest income** reached € 2,857 m, an increase of € 407 m or 17 %. Growth was driven by the CEE business segment (especially Russia), where interest-earning business volume continued to grow strongly at satisfactory margins. BA-CA's broad deposit base in Austrian customer business proved to be a distinct advantage, especially in a phase characterised by difficult funding conditions; volume rose significantly in the course of the first nine months, with margins slightly improving on the deposit side as a result of higher reference rates. The Markets & Investment Banking (MIB) Division made a substantial contribution to net interest income, accounting for almost 30 % of the increase; Fixed Income, Currencies & Commodities units can look back on an exceptionally good first nine months as current net interest income developed independently of valuation processes reflected in net trading income.

▶ **Net fee and commission income** reached € 1,574 m, accounting for 33 % of total revenues, partly as a result of the decline in net trading income. The increase of over 18 % was above average, a long-term comparison shows that the proportion of net fee and commission income is rising in both Austria and CEE. Within the Austrian retail banking segment, securities business again made a strong contribution, ranging from custody services to the launch and distribution of new issues; a technical effect which also had an impact was the refined method of allocation of commitment fees to net fee and commission income. The most important factors in commission-based business with corporates were commercial services including trade finance and international cash management, as well as companies' increased use of derivatives for managing interest-rate/currency/liquidity risk. The deconsolidation of leasing business in the third quarter makes the underlying trend appear less pronounced. Net fee and commission income accounted for about two-fifths of total revenue growth at our CEE banking subsidiaries; the above-average growth rate (+ 26 %) is to be seen in connection with increasing market penetration with modern services and the emerging trend of asset building via securities investments.

▶ Having reached € 224 m in the first half of 2007, a level far exceeding the long-term annual average, **net trading income** declined to € 180 m for the first nine months of 2007. This reflects the worldwide market reversal, a reassessment of risk and the drying up of various market segments – an unprecedented development which has so far been used as an assumption in extreme stress tests but not experienced in day-to-day practice. The figure is € 215 m lower than the exceptionally strong performance in the same period of the previous year, with two-thirds of the decline recorded by the MIB Division and a smaller proportion by the relevant units in CEE.

It should be noted (further details are given in the report on the MIB business segment) that overall results achieved by Markets & Investment Banking in the third quarter of 2007 were positive, despite the strict separation of trading book and banking book, and although structured credit portfolios were marked to market. In this environment, MIB benefited from the wide diversification of proprietary trading activities and, above all, from customer business which has been a focus of the Division's activities over the past years. Customer-driven business accounts for some 80 % of the business volume of UniCredit Markets & Investment Banking.

● As costs remained stable, revenue growth is fully reflected in the operating profit. **Operating expenses**, at € 2,405 m, were down (by € 54 m or 2 %) on the same period of the previous year. The decline includes a one-off effect: in May, the internal service agreement on the ASVG pension equivalent was adjusted to changes in the legal framework, enabling the bank to release an amount of € 150 m from the pension provision. This reduced the staff expenses in the Corporate Center. But costs are fully under control even without this effect: on an adjusted basis, operating expenses rose by only € 96 m or not quite 4 % over the previous year (pro forma in the new perimeter), which is remarkable given the bank's expansion in CEE. Operating expenses in the bank's Austria-related business segments (including MIB and the Corporate Center, but without the ASVG effect) declined by € 31 m. This applied in particular to the Retail Division, where cost reductions of € 108 m or 13 % constituted the most important contribution to the business segment's results. In the CEE business segment, costs rose at a rate of 12 %, well behind the 18 % increase in revenues. In light of the integration of business units in countries where the bank had a multiple presence, the rebranding process and the expansion of the branch network, this is a noteworthy development. The bank had a cost/income ratio of 50.3 % in the first nine months of 2007; on an adjusted basis, the ratio declined by almost 4 percentage points to 53 %. In the CEE business segment, the cost/income ratio was below the 50 % mark (49.8 %). In the other business segments it amounted to a combined 57 % (without the ASVG effect), although in the Retail business segment it was still over 70 % despite the significant progress already made in that segment.

▶ **Net writedowns of loans and provisions for guarantees and commitments** totalled € 355 m in the first nine months of 2007. This is 17 % below the level of the same period of the previous year. The € 71 m decline largely reflects the base effect of the third quarter of 2006, when € 79 m was allocated to loan loss provisions for the Retail Division as part of the methodological refinement process and for the purpose of improving the relevant standards applied to low-volume loans to retail customers. Adjusted for this effect, the provisioning charge changed only insignificantly (+ € 8 m / + 2.4 %). The Austrian customer business accounted for about 58 % (€ 206 m) of allocations to loan loss provisions. In the Retail business segment (€ 166 m), the situation stabilised at the previous year's level (on an adjusted basis). The main challenge for this business segment is the unfavourable trend in insolvencies of private individuals. It was largely this factor which caused the risk/earnings ratio to remain at a disproportionately high level (29.1 %). In the Corporates Division, net writedowns of loans and provisions for guarantees and commitments were below the level of 2006 (down by 21 %) and even fell to their lowest level in many years, with a risk/earnings ratio of 8.3 %. These favourable developments reflect the bank's active credit portfolio management, an improvement in the quality of corporate balance sheets in the last few years, and strong economic growth. In the CEE business segment, organic growth was accompanied by a 14 % increase in the provisioning charge, a rate which is well below the rise in net interest income, so that the risk/earnings ratio declined from 10.4 % to 9.8 %. Overall, net writedowns of loans and provisions for guarantees and commitments absorbed 12.4 % of BA-CA's net interest income, 1.7 percentage points less than in the equivalent period of the previous year.

▶ Among the other items between operating profit and profit before tax, **net income from investments** rose from € 32 m in the first nine months of 2006 to € 219 m in the first nine months of 2007. This reflects the € 165 m share in the current profits of Bank BPH, included in this item for the first time.

● After deduction of direct taxes and minority interests, **consolidated profit** for the first nine months of 2007 was € 1,751 m; based on the average number of shares (202 million shares after the capital increase), annualised earnings per share were € 11.55.

Given the extensive changes in the group of consolidated companies which resulted from BA-CA assuming the holding company function for CEE within UniCredit Group, and in view of the numerous one-off effects recorded in the previous year (HVB Splitska banka and introduction of higher credit risk standards in the Retail Division) and the special effects in the current year (ASVG effect: € 150 m; share in profits/Poland: € 165 m), various adjustments need to be made for a meaningful comparison of key performance indicators with the previous year's figures. As the balance sheets were not consolidated retrospectively, there are no volume-related comparative figures for the same period of 2006 in the new perimeter.

▶ The changes in the group of consolidated companies which took place in the course of BA-CA's integration in UniCredit Group have substantially enhanced the performance capabilities of Bank Austria Creditanstalt and also improved the outlook for its future performance. This becomes evident from a comparison with unadjusted key figures (column A in the table below) which shows the jump in size, the performance achieved, and the one-off effects. Average risk-

weighted assets (RWA) increased by 27 %. As revenues rose more strongly (by 31 %) than costs (14 %), operating profit increased by 54 %. At the levels of profit before tax and consolidated profit (after tax), the growth rates were 18 % and 14 %, respectively. This means that profits increased although the comparative figure for the previous year includes the large capital gain on the sale of HVB Splitska banka (€ 684 m). Return on equity after tax for the first nine months of 2007 was 17.9 % after 28.0 % (including the above-mentioned capital gain); when compared with the previous year's figure adjusted for the capital gain, return on equity after tax improved significantly.

▶ An analysis of the figures after all of the above adjustments (see column B in the table below) shows that total revenues grew more than twice as fast as costs, with operating profit improving by 22 %. Consolidated profit exceeded the adjusted pro-forma figure for the previous year by one-third. Adjusted earnings per share were slightly higher than in the previous year, though based on an average number of shares that was 29 % larger. On this basis, ROE after tax amounted to 15.0 %.

Key figures for BA-CA's performance in first nine months of 2007 compared with first nine months of 2006

	A	CHANGE AS REPORTED[1]		B	CHANGE ON A PRO-FORMA AND ADJUSTED BASIS[2]	
€ M AND CHANGE IN % ON PREVIOUS YEAR	1–9/07	1–9/06	+/– %	1–9/07	1–9/06	+/– %
Total revenues	4,783	3,651	+31 %	4,783	4,292	+11 %
Operating expenses	2,405	2,104	+14 %	2,555	2,460	+4 %
Operating profit	2,377	1,547	+54 %	2,227	1,832	+22 %
Profit before tax	2,180	1,854	+18 %	1,865	1,481	+26 %
... ROE before tax	21.2 %	31.1 %		18.1 %	...	
Consolidated profit	1,751	1,533	+14 %	1,473	1,110	+33 %
... ROE after tax	17.9 %	28.0 %		15.0 %	...	
Earnings per share, € p.a.	12.30	13.90		10.35	10.06	
Cost/income ratio	50.3 %	57.6 %		53.4 %	57.3 %	
Risk/earnings ratio	12.4 %	19.5 %		12.4 %	14.1 %	
Average risk-weighted assets	101,549	80,115	+27 %			
Employees (end of Sept.)	48,678	31,722	+53 %			
Branches (end of Sept.)	2,176	1,570	+39 %			

1) As reported. 2) Pro-forma figures for the new group of consolidated companies. Additionally adjusted for special effects in 2007: ASVG effect (+ € 150 m), share in profits / Poland (+ € 165 m); one-off effects in 2006: capital gain on sale of HVB Splitska banka (+ € 684 m), credit risk standards (– € 79 m).

Balance sheet

As at 30 September 2007, Bank Austria Creditanstalt's consolidated total assets were **€ 195.6 bn**, down by € 7.5 bn or 4 % from the level at the **end of June 2007**. On both sides of the balance sheet, the decline was due to interbank business, reflecting money market strains in the third quarter. Balance sheet items related to customer business continued to increase significantly from quarter to quarter, on account of expansion mainly in CEE and partly also in Austria.

Total assets were € 41.3 bn or 27 % higher than the **year-end 2006** level of € 154.3 bn. The balance sheet at 31 December 2006 covered the "old BA-CA" for the last time; more specifically, it related to the group of consolidated companies after the sale of HVB Splitska banka and Bank BPH, but before the inclusion of UniCredit's and HVB's CEE banking subsidiaries; on a pro-forma basis, the addition of these subsidiaries boosted total assets by about € 37 bn (see chart).

● On the **assets** side, loans and receivables with banks declined by 20 % **from the second to the third quarter of 2007** (down by € 9.2 bn to € 37.4 bn). Loans and receivables with customers increased by 2 % (up by € 2.1 bn to € 106.7 bn). This movement does not fully reflect the underlying development as leasing business is no longer accounted for via the consolidated company BA-CA Leasing GmbH,; since the end of July 2007, leasing business has been included in the consolidated financial statements via a 32.59 % shareholding interest in UniCredit Global Leasing S.p.A., Milan, which is accounted for at BA-CA under the equity method. As BA-CA Leasing is no longer consolidated, finance leases, which are included in loans and receivables with customers, declined by € 4.1 bn (other balance sheet items are affected by this change to a lesser extent). The other components of loans and receivables with customers continued to grow strongly, by € 8.2 bn or over 8 % compared with the preceding quarter. On the **liabilities** side, the most pronounced movement was the decline in interbank deposits, which were down by € 10.0 bn or 17 % to € 50.5 bn. As in previous quarters, customer deposits rose significantly, reaching a level of € 87.0 bn, which was 3 % higher than at the end of June; in an environment characterised by rising interest rates, short-term and medium-term bank deposits proved attractive for customers in both CEE and Austria. This trend had a slight impact on debt certificates including bonds, with redemptions leading to a decline of 4 % compared with the end-of-June figure. Overall, primary funds (deposits from customers and debt certificates including bonds) amounted to € 111.9 bn, exceeding total lendings to customers (€ 106.7 bn) and accounting for 57 % of the balance sheet total.

● As interbank business declined in the third quarter, customer business accounted for most of the balance sheet growth of € 41.3 bn or 27 % **over year-end 2006**. Loans and receivables with customers rose by € 26.6 bn or 33 %, and customer deposits increased by € 32.0 bn or 58 %, compared with the end of 2006. While this also reflects the statistical effect of including new banking subsidiaries, it should be noted that customer business volume rose not only in CEE but also in Austria, by 8 % on the lending side and by 13 % on the deposit side (measured by the balance sheet of the BA-CA parent company). Despite the decline in the third quarter, loans and receivables with banks were still higher, by € 4.9 bn or 15 %, than at the end of 2006, and deposits from banks rose by € 2.2 bn or 5 %. A comparison at the level of BA-CA AG (parent company) shows a decline on both sides, of € 2.0 bn and € 3.5 bn, respectively.

At the end of September 2007, **equity** amounted to **€ 14.8 bn** (8 % of the balance sheet total). The increase of € 4.7 bn or 46 % since the end of 2006 is due to the capital increase (+ € 400 m in subscribed capital and + € 2,463 m in capital reserves) and the inclusion of current profits of € 1,751 m; the dividend payment was € 588 m.

Capital resources pursuant to the Austrian Banking Act

In the first nine months of 2007, the assessment basis pursuant to the Austrian Banking Act (banking book) increased by € 28.0 bn (+ 38.3 %) to € 101.1 bn compared with the year-end 2006 level. The increase largely resulted from the transfer of UniCredit banking subsidiaries to the BA-CA Group and the acquisition of HVB subsidiaries

Total assets by quarter (€ bn)



200
190
180
170
160
150
140
130
120
Additions of new CEE banking subsidiaries at the beginning of 2007 + € 37 bn
HVB Splitska banka held for sale*)
Bank BPH held for sale*)
159
164
160
161
157
143
154
191
191
203
196
Dec. 2005
March 2006
June 2006
Sept. 2006
Dec. 2006
March 2007
June 2007
Sept. 2007

*) Stated in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale" for the last time

in the first quarter of 2007 as well as the acquisitions in the third quarter of 2007. It is complemented by a positive expansion of business in Austria and CEE. In the third quarter of 2007, the transfer of BA-CA Leasing to UniCredit Global Leasing and the securitisation transaction of BA-CA AG reduced the assessment basis. In the reporting period, the capital requirement for the banking book rose by € 2.2 bn.

Net capital resources increased by € 2.3 bn (+21.7 %) to € 13.1 bn compared with year-end 2006. Three factors were mainly responsible for this rise: the capital increase at BA-CA AG in the first quarter of 2007, an increase in supplementary elements, and the above-mentioned acquisition by BA-CA of new subsidiaries which partly offset the effects of the first two factors.

This resulted in a Tier 1 capital ratio of 9.90 % as at 30 September 2007 (year-end 2006: 11.62 %) and a total capital ratio of 12.96 % (year-end 2006: 14.73 %).

Information on the BA-CA share

Over the past six months, the price of Bank Austria Creditanstalt shares has moved independently of the temporary market turmoil in the banking sector as reflected in the DJ EuroStoxx/Banks, the benchmark index for bank shares in the euro area. Since the Annual General Meeting on 3 May 2007, the BA-CA share price has averaged € 142.50, with a low standard deviation of +/−2.8 %. Given the very low turnover on the basis of which prices are determined daily in the Standard Market Auction segment (about 9,000 shares per day) and in view of the squeeze-out procedure on which a resolution was adopted at the AGM, this performance does not provide meaningful information in economic terms.

BA-CA shares (EUR)


140
130
120
110
100
90
BA-CA
DJ EuroStoxx Banks
(rebased to BA-CA share price at year-end 2005)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2006
2007

Development of business segments

Retail Division

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	572	20%	584	29%	−12	−2%
Net non-interest income	393	20%	373	23%	20	5%
Total revenues	965	20%	957	26%	8	1%
Operating expenses	−698	29%	−806	38%	108	−13%
Operating profit	267	11%	151	10%	116	77%
Net writedowns of loans	−166	47%	−245	63%	79	−32%
Net income from investments	14	6%	4	1%	10	>100%
Profit before tax	**117**	**5%**	**−95**	**−5%**	**212**	**n.m.**
Risk-weighted assets (avg.)	16,294	16%	16,401	20%	−107	−1%
Allocated equity	1,024	7%	1,182	15%	−158	−13%
Cost/income ratio	72.3%		84.2%			
Risk/earnings ratio	29.1%		42.0%			
ROE before tax	15.3%		−10.7%			

n.m. = not meaningful

In the Retail Division, revenues rose by 3 % from the second to the third quarter, while costs declined by 4 %, lifting operating profit by 19 % to € 97 m. Profit before tax reached € 45 m, after amounting to € 24 m in the preceding quarter and € 48 m in the first quarter of 2007. Aside from the usual quarter-on-quarter fluctuations, this performance confirms the general trend: the Division has succeeded in achieving the **turnaround** and is making good progress toward further improving cost efficiency and profitability.

This is evident from a comparison with the same period of the previous year: **profit before tax** in the first nine months of 2007 amounted to **€ 117 m**, after a loss of € 95 m in the equivalent period of 2006. Adjusted for the one-off effect in the third quarter of 2006 (the increase in credit risk standards, prompting a one-off effect of € 79 m), the reversal amounted to € 133 m. The **operating profit**, which is not affected by the one-off effect of the previous year, rose by 77 % or € 116 m to € 267 m. The improvement is largely attributable to cost reductions of € 108 m or 13 %, especially as total revenues were only slightly above the level of 2006 (+ € 8 m or 1 %).

An evaluation of the performance data should take into account that while BANK*PRIVAT* had already been allocated to the new PB&AM business segment as a business unit in the equivalent period of 2006, it was not yet fully reflected as a profit centre in the figures for that year. The transfer of customers from the Retail business segment was carried out in the current year, which diminishes the significance

of business volume and revenues in a year-on-year comparison. VISA was consolidated in the Retail business segment and Wüstenrot was included as an investment accounted for under the equity method.

In the first nine months of 2007, each of the Retail Division's three **customer segments** Mass Market, Affluent Customers and Small Businesses generated higher revenues, resulting in a total increase of over 3%; the Affluent Customers segment was the strongest performer (+ 9%) due to the lower proportion of financing activities. All sub-segments revealed the same features: weak lending business, a marked improvement in deposits, in both cases in terms of business volume and revenues, and a further robust expansion of fee-based business. The revenues generated by the Retail Division generally reflected the cyclical interest rate developments, which made customers sensitive to interest rate levels.

At business segment level, **net interest income** (€ 572 m) for the first nine months of 2007 was 2% lower than in the same period of 2006. This reflects the net effect of contrary trends in lending activities and deposit business, which moved in opposite directions, with a double-digit percentage change over the previous year. Lending volume increased slightly. This was attributable to higher business volume in housing loans, which were a focus of marketing activities in the current year. The increase was however partly offset by a decline in overdraft facilities and loans to small businesses. Tighter margins, especially in the areas of short-term loans and medium to long term consumer loans were therefore responsible for the decline in revenues from lending business. In the lending business, given the currently favourable CHF/EUR exchange rate, the Division provided customers who hold foreign-currency loans with specific information on the various options available to them – from hedging to switching. Driven by time deposits, primary funds (deposits and own issues) rose by about 5%. Demand was particularly strong for "ErfolgsKapital fix" and "ErfolgsKapital dynamisch", two virtual savings products with tiered interest rates linked to the deposit period. New savings deposits made through BA-CA's KapitalSparbuch savings products, for which BA-CA has been offering the best interest rates of all universal banks in Austria since spring 2007, totalled € 2.1 billion in the third quarter. Besides the increase in savings deposits, sales activities for the bank's own issues were successful. The focus was on new issues of additional guarantee products. The Weltaktienindex-GarantieAnleihe and Öko-Garantie products alone attracted investments totalling almost € 300 million. Together with the currently improved margins in deposit business, revenues from liabilities-side business rose by over 14%. With an average € 51 bn in primary funds, and savings deposits accounting for over € 17 bn of this figure, the Retail Division is an indispensable and stable funding source for the entire bank in times of a tight money market.

Net fee and commission income in the first nine months of 2007 rose by 7% to € 416 m. Fee income from account-related services and domestic payments made a significant contribution to gross revenues. We made further progress in promoting the use of derivatives by business customers. In securities business, growth was driven by safe-custody business and sales commissions from structured investment products. In particular, CA Immo shares were successfully placed. The launching of FokusInvest, an asset management product (complemented by AnlageCheck), reflects our efforts to standardise our products while giving customers easier access to discretionary asset management. These efforts are complemented by FokusLife, an asset management product for a fund-linked life insurance savings scheme which is currently the focus of a campaign.

Operating expenses, which totalled € 698 m, were down by € 108 m or 13% in the first nine months of 2007 compared with the same period of the previous year. The most significant contribution to improving cost efficiency came from the spin-off of back-office activities and cost management at process level in successful cooperation with Administration Services GmbH, the subsidiary responsible for back-office activities. The bank in this way benefited from specialisation gains. In our sales activities, we refined the segmentation according to customers' needs and potential for an optimum allocation of resources in meeting the needs of the relevant customer cluster. We are thus addressing both the cost side and revenues. While the cost/income ratio improved by almost 12 percentage points, at 72.3% it is still disproportionately high within the bank and in a comparison with the retail banking sector in general.

If the comparative figures for the equivalent period of 2006 are adjusted for the one-off effect in the third quarter of 2006 (€ 79 m in connection with the refinement of credit risk standards), **net write-downs of loans** (€ 166 m) in the first nine months of 2007 matched the level of the previous year. The risk/earnings ratio was 29.1% after 28.5% (adjusted). **Net income from investments** (€ 14 m compared with € 4 m) included a capital gain of € 13 m on the sale of shares in CA Immobilien AG.

The income statement shows a **profit before tax** of € 117 m, corresponding to a return on equity (ROE before tax) of 15.3%.

Private Banking further expanded; strong demand for guarantee products.

Private Banking & Asset Management

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	13	0%	10	1%	3	30%
Net non-interest income	124	6%	116	7%	8	7%
Total revenues	137	3%	126	3%	11	9%
Operating expenses	–74	3%	–73	3%	–1	2%
Operating profit	63	3%	53	3%	10	19%
Net writedowns of loans	1	0%	0	0%	0	66%
Net income from investments	2	1%	–1	0%	2	n.m.
Profit before tax	**64**	**3%**	**52**	**3%**	**12**	**23%**
Risk-weighted assets (avg.)	454	0%	436	1%	18	4%
Allocated equity	194	1%	160	2%	34	21%
Cost/income ratio	54.3%		58.1%			
Risk/earnings ratio	6.1%		4.8%			
ROE before tax	43.7%		42.9%			

● The Private Banking & Asset Management (PB&AM) Division was created in the divisionalisation process in 2006. PB&AM swiftly continued to pursue the **build-up** of activities in Private Banking in the **third quarter of 2007**. The transfer to BANK*PRIVAT* of top customers recommended by BA-CA is almost complete; this was made with a view to providing comprehensive services. In Asset Management, the second pillar of the PB&AM Division, the third quarter of 2007 was characterised by a difficult market environment and uncertainty among investors. The wide product range, which concentrates on maintaining investment opportunities while limiting risk and thus meets investors' current preferences in the best possible way, helped this business area to **cope well** with the widespread uncertainty prompted by events in various market segments (structured credit).

Overall, the Division generated a profit before tax of € 20 m in the third quarter of 2007; while this figure was lower than in the preceding quarter (€ 22 m), it was **well above the previous year's level** (+ 15 %).

● In the **first nine months** of 2007, the PB&AM business segment's **profit before tax** increased by about **one-quarter** (+ 23 %) to € 64 m compared with the previous year. Return on equity before tax rose by 0.8 percentage points to **43.7 %**, although considerably more equity was allocated to the Division (+ 21 %). The 9 % increase in revenues fully fed through to profits as costs remained stable. Operating expenses were € 74 m, only about € 1 m higher than in the same period of the previous year. Given the structural changes in the PB&AM Division and the related sharper focus on personnel-intensive advisory services, this low increase can be seen as a very favourable development. The cost/income ratio, at 54.3 %, was almost four percentage points lower than a year earlier.

● The two sub-segments of the Division made different contributions to **volume and revenue trends.**

Total financial assets in the **Private Banking** sector rose by 15 % to **€ 16.0 bn** from the beginning of the year to the end of September 2007. The increase took place especially in the course of the first six months. From mid-year onwards, net inflows and valuation changes offset one another, with volume being maintained despite the unfavourable market environment. The Asset Gathering sector now accounts for about 70 % of total revenues generated by the PB&AM business segment. Asset Management GmbH (AMG), which is BA-CA's centre of competence for asset managment and new issues of structured products and is also active in direct investments

Guarantee products:
Volume trends (net new issues) in BA-CA since 2002



1,885
311
1,203
220
1,003
177
295
24
156
58
108
55
2002
2003
2004
2005
2006
First nine months of 2007
Structured guarantee products
Guarantee funds

Rising revenues from corporate banking, favourable trends in costs and risks.

for private investors, recorded a lively development of business in the third quarter, both in the area of new issues and in brokerage. AMG was instrumental in the development of the FokusInvest investment product and of AnlageCheck, an advisory tool. This approach is new in Austria: it gives investors access to standardised asset management services starting from low levels of investment.

In the **Asset Management** sector, assets under management at "Pioneer Investments Austria (PIA)" totalled € 25.0 bn at the end of September. From July/August, frequent media reports on the sub-prime crisis caused uncertainty among investors, leading to net outflows in the third quarter. Moreover, widening credit spreads had an impact on the valuation of structured products, as had higher money market rates; thus there was a decoupling of fund performance from fundamental valuation factors.

It should be noted that guarantee products proved attractive especially in the above-mentioned market environment. Demand for such products, most of which offer an 80 % peak value guarantee and a 100 % capital guarantee, has remained strong, despite the current attraction of bank deposits at the peak of the interest rate cycle. In the first nine months of 2007, net sales of guarantee products amounted to € 1.2 bn, including almost € 1 bn worth of guarantee funds.

Corporates Division

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	483	17%	467	23%	16	3%
Net non-interest income	311	16%	304	18%	7	2%
Total revenues	794	17%	771	21%	23	3%
Operating expenses	–276	11%	–323	15%	48	–15%
Operating profit	519	22%	448	29%	71	16%
Net writedowns of loans	–40	11%	–51	13%	11	–21%
Net income from investments	–12	–5%	8	1%	–19	n.m.
Profit before tax	**466**	**21%**	**406**	**22%**	**61**	**15%**
Risk-weighted assets (avg.)	30,816	30%	31,490	39%	–674	–2%
Allocated equity	2,267	17%	2,455	31%	–188	–8%
Cost/income ratio	34.7%		41.9%			
Risk/earnings ratio	8.3%		10.9%			
ROE before tax	27.4%		22.0%			

In the third quarter of 2007, sentiment in the customer business of the Corporates Division partly reflected the repercussions of the financial markets crisis. This became evident in the strong restraint exercised by companies, and particularly by the public sector, in August and September in their derivatives-based risk management operations, which is one of the bank's strengths. The Division nevertheless turned in a very good operating profit of € 165 m, a figure which is only 5 % below that of the preceding quarter.

Overall, the performance figures reflect a trend of improved costs and revenues, despite fluctuations in quarterly results. The data, in absolute terms, also point to a high profitability of this business segment characterised by intense competition in Austria, but an area where BA-CA is the undisputed market leader. Operating profit for the **first nine months of 2007** (€ 519 m) was 16 % up on the same period of the previous year, and profit before tax (€ 466 m) rose by 15 %. On a like-for-like perimeter basis, the increase would have been stronger, at + 19 % and + 18 %, respectively, as the comparative figure for 2006 included CA IB Corporate Finance, which was transferred to the Markets & Investment Banking Division at the beginning of 2007 together with various product competencies in large-volume investment banking. Total revenues (based on the same group of consolidated companies) rose by 8 % in the first nine months of 2007, while operating expenses were down 8 %.

The income statement items below the level of operating profit reflect a structural effect: BA-CA Leasing GmbH is no longer included in the group of consolidated companies since the third quarter of 2007. This means that results from leasing business are no longer

recognised on the lines of a full income statement. Instead, the item net interest income reflects a share of about 33 % in the profits of UniCredit Global Leasing S.p.A. under income from investments in companies valued at equity. This is because all leasing activities of UniCredit and BA-CA were bundled in Milan-based UniCredit Global Leasing S.p.A., a leasing sub-holding company. The **UniCredit Leasing** group is being created in combination with HVB Leasing in Germany, Locat Leasing in Italy, BA-CA Leasing in Austria and the leasing subsidiary companies in 13 CEE countries. With a new business volume exceeding € 10 bn and about 2,500 employees in 16 countries, it is the European market leader and will operate under the name "UniCredit Leasing". UniCredit Global Leasing is headed by BA-CA Management Board member Regina Prehofer; the entity's Vienna Branch is responsible for managing leasing activities in Central and Eastern Europe, a region which has accounted for most of BA-CA Leasing's new business volume. In summer 2007, BA-CA took over 100 % of **FactorBank**, which will continue to pursue growth and build on UniCredit Group's Europe-wide expertise in the factoring business.

On account of these structural changes, the informative value of the contributions from the individual income components, especially from net interest income and net fee and commission income, is limited and the figures do not fully reflect the underlying trend.

Net interest income rose by 3 % to € 483 m, as reported; the Austrian profit centres recorded an increase of 7 %. As in other areas, the rise came from deposits business. Interest income from lending business was maintained at previous levels, which is no mean achievement given the trend in margins. In average terms of the first nine months of 2007, customer funds exceeded the previous year's volume by 10 %. The increase came largely from time deposits, which rose by almost one quarter. Unlike business with retail customers, margins were in this area only slightly higher. Average lending volume expanded by some 2 %, which resulted from an increase of over 5 % in medium and long-term loans, and from weaker demand for short-term loans and trade finance. Both sides of the balance sheet reflected customers' higher sensitivity to interest rates.

In line with our strategy, the underlying trend in **net fee and commission income** (€ 277 m) was stronger than the figures at business segment level (+ 2 %) might suggest (effects from the consolidation of CA IB Corporate Finance and BA-CA Leasing GmbH). The net fee and commission income of the Austrian profit centres (€ 225 m) rose by 16 %. Despite the restraint exercised by corporate customers in the third quarter, this was supported by net commission income from interest rate / currency / liquidity risk management operations by companies, or, in short, from business in derivatives. With the exception of international payments, fee-based business continued to develop positively, which is linked to our efforts to rationalise standard business procedures through the use of electronic banking.

Operating expenses in the Corporates business segment in the first nine months of 2007 were 15 % lower than in the previous year, when CA IB Corporate Finance was still part of the Corporates Division. The Austrian profit centres reduced costs by almost 10 % compared with the same period of the previous year. The cost / income ratio declined to 34.7 % at business segment level (first nine months of 2006: 41.9 %), partly due to the deconsolidation of BA-CA Leasing GmbH in the third quarter of 2007. The main factors responsible for the improvement in cost efficiency were process costs and, quite generally, efficiency enhancement in cooperation with BA-CA Administration Services (AS). Moreover, in Austrian corporate banking business, new service models with a fine segmentation make it possible to align service intensity with customers' specific needs and make increased use of electronic sales channels, putting sales activities on a more cost-effective basis.

Net writedowns of loans remained at a very low level of € 40 m (previous year: € 51 m). The risk / earnings ratio for the first nine months of 2007 fell to a low of 8.3 %, the cost of risk (provisioning charge / risk-weighted assets) was 17 basis points. While this historically low level may be partly explained by the favourable economic trends, it also shows the improvement in corporate balance sheets in past years, a process in which banks worked with their customers ahead of the introduction of Basel II. This development was supported by our active portfolio management via the secondary market: in August 2007 we placed risk-weighted assets with a volume of about € 2 bn (Basel II-effective) under the EuroConnect LC 2007 programme.

● Equity allocated to the Corporates Division was 17 % of the total figure for BA-CA. The Division accounted for 11 % of BA-CA's total costs and contributed about **21 % to BA-CA's profit before tax**. The improvement in profits was achieved by continuing to concentrate on corporate lending business with a lower level of risk-weighted assets and of allocated equity, supported by a focus on RWA productivity and the deconsolidation of BA-CA Leasing GmbH. **Return on equity** (ROE before tax) thus rose from 22 % to 27.4 % in the first nine months of 2007.

MIB close to matching the previous year's good operating performance despite market turbulence in the third quarter.

Markets & Investment Banking (MIB)

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	195	7%	78	4%	117	>100%
Net non-interest income	155	8%	232	14%	–77	–33%
Total revenues	350	7%	310	8%	40	13%
Operating expenses	–154	6%	–113	5%	–41	37%
Operating profit	196	8%	197	13%	–1	–1%
Net writedowns of loans	–1	0%	1	0%	–2	n.m.
Net income from investments	3	2%	8	1%	–4	–56%
Profit before tax	**198**	9%	**206**	11%	**–8**	**–4%**
Risk-weighted assets (avg.)	4,853	5%	3,258	4%	1,594	49%
Allocated equity	914	7%	309	4%	604	>100%
Cost/income ratio	44.0%		36.4%			
Risk/earnings ratio	0.5%		1.0%			
ROE before tax	28.9%		88.9%			

● The Markets & Investment Banking business segment coped well with the market turmoil caused by the US sub-prime crisis. Thanks to its broadly diversified business portfolio MIB achieved a **positive result** also in the third quarter of 2007. Overall, together with the excellent performance of the two preceding quarters, operating profit for the first nine months of 2007 was € 196 m, more or less **matching the previous year's level** (–1 %), which in itself represented an outstanding performance and set a high standard. Despite the turbulent environment – a situation which is generally thought to occur only once in decades – MIB thus met the budget figures for the first nine months.

Based on the positive third-quarter contribution of € 51 m, **total revenues** reflected in the income statement rose to € 350 m in the first nine months of 2007, **exceeding the previous year's level by € 40 m or 13%**. Within the total figure, net interest income (€ 195 m) and net fee and commission income (€ 115 m) more than doubled compared with their levels in the same period of the previous year, while net trading income declined significantly (January to September 2007: € 31 m) as a result of the market slump in August. As the various market situations and the chosen trading strategies are reflected in different income items, and partly in more than one income item, the distribution of revenues between net interest income, net fee and commission income and net trading income is of limited informative value for assessing operating performance. A presentation based on trading units provides more meaningful information.

● The good overall performance in a difficult environment was due to the diversification of trading activities – by market segment and region – and to the large proportion of customer-driven business. Valuation losses in Structured Credit were offset by successful activities in other areas, especially FICC, Equities and Investment Banking.

▶ **Structured Credit** was affected by the worldwide consequences of the US sub-prime crisis via several channels: after two US hedge funds active in this segment encountered difficulties, credit spreads in the secondary market (see charts in the "Banking environment" section of this report) widened abruptly as investors became risk-averse; this led to valuation prices of structured products (asset-backed securities: ABCP, CDOs, CLOs) which did not in any way correlate with the credit quality of the underlyings (the ABS portfolio consists mostly of AAA-rated securities). Moreover, the market experienced an unprecedented degree of illiquidity, which nearly brought interbank trading in these products to a standstill. The markets also saw a decoupling of the prices of credit derivatives from their underlying instruments; normally there is a close correlation between the underlying (loan, security) and the derivative instrument. As available market parameters were taken into account in the valuation of our trading positions (on the assets side and on the liabilities side), this had an impact on results. It should be noted that ABS positions maintained within BA-CA are mainly included in the trading book and were not affected by losses.

▶ **Other business lines** of MIB maintained their robust performance in the third quarter or even achieved strong improvements. Fixed Income (FICC) took advantage of partly high volatility to generate exceptionally good results. Equities significantly increased its contribution to profits; in this area MIB again benefited from its market position and competence in EEMEA markets. In Investment Banking, MIB further expanded its good position in both M&A and financing business.

● The increase of € 40 m in total revenues over the same period of the previous year is offset by an increase in operating expenses (up by € 41 m); most of this increase resulted from integration-related consolidation effects (CA IB subsidiaries were not consolidated in the previous year, and the Russian broker ATON was included in the third quarter of 2007) and changes in internal cost allocation. The cost/income ratio for the first nine months of 2007 was 44.0%, a low level for investment banks in Europe. The rise over the previous year (36.4%) reflects the increasing importance of advisory serv-

ices. Operating profit, at € 196 m, matched the previous year's level. As there was little change in the remaining items of the income statement, **profit before tax** was **€ 198 m**, 4 % down from the figure for the same period of the previous year. ROE before tax for the first nine months of 2007 amounted to 28.9 % despite the difficult third quarter; in this context it should be noted that equity allocation at BA-CA rose strongly.

● In addition to its current business agenda, MIB made **further progress toward integration**, a process which is on track for creating **"UniCredit Markets & Investment Banking"**, a division operating within UniCredit Group on a group-wide basis. The objective is to combine, on the basis of global product responsibilities, the prominent market position in national markets like Italy, Germany and Austria with an unrivalled reach and position in the growing capital markets in Central and Eastern Europe (including the Polish market). As an initial step, within BA-CA, we bundled trading and sales as well as investment banking competencies on a divisional basis at the beginning of 2007. Capital market-related business areas of large-volume investment banking were transferred from the Corporates Division to MIB, in particular structured finance, syndication business and the entire CA IB Corporate Finance with equity capital markets business, M&A advisory services and merchant banking.

As announced in the Interim Report at 30 June 2007, the next few weeks will see the implementation of the second stage of the integration process, the bundling of BA-CA's investment banking activities within our wholly-owned subsidiary CA IB. The business activities of CA IB Corporate Finance Beratungs GmbH are being transferred to CA IB International Markets AG in the fourth quarter, and the CA IB subsidiaries in London and Emerging Europe become direct subsidiaries of CA IB International Markets AG. UniCredit CAIB Polska and ATON, the broker house in Russia acquired at the end of July 2007, were allocated as subsidiaries to CA IB International Markets AG. Following completion of all the transfers, CA IB International Markets AG will be responsible for Institutional Equity Business, Research, M&A Advisory, Equity Capital Markets and Merchant Banking, as well as acting as management company for our direct CEE MIB units. In this connection it should be noted that CA IB International Markets AG will soon be renamed "UniCredit CAIB AG" to clearly underline the divisional approach of this business segment.

All Markets business (predominantly trading-related activities such as Structured Derivatives, Structured Credit, Distribution and FICC) currently run out of BA-CA will be transferred to CA IB later, in 2008. The integration process should be completed by the end of 2008.

→ Integration in UniCredit Group's investment banking strategy is enhancing the importance and the prospects of business conducted out of Vienna. The bank is competing with global players in a number of business areas, and this benefits the range of services and the quality provided in customer business. We are giving visibility to this standing by benefiting from the global investment banking brand **"UniCredit Markets & Investment Banking"**.

Central Eastern Europe (CEE)

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	1,518	53 %	810	40 %	709	88 %
Net non-interest income	899	47 %	591	36 %	308	52 %
Total revenues	2,417	51 %	1,401	38 %	1,017	73 %
Operating expenses	–1,204	50 %	–722	34 %	–482	67 %
Operating profit	1,213	51 %	679	44 %	535	79 %
Net writedowns of loans	–149	42 %	–97	25 %	–52	53 %
Net income from investments	25	18 %	1	0 %	39	>100 %
Profit before tax	**1,027**	48 %	**579**	31 %	**448**	**77 %**
Risk-weighted assets (avg.)	45,123	44 %	25,942	32 %	19,182	74 %
Allocated equity	6,960	51 %	3,690	46 %	3,270	89 %
Cost/income ratio	49.8 %		51.6 %			
Risk/earnings ratio	9.8 %		12.0 %			
ROE before tax	19.7 %		20.9 %			

In a comparison of the figures for the Central Eastern Europe (CEE) business segment for the first nine months of 2007 with those for the same period of the previous year, the following two factors should be noted:

▶ First, a **size effect** resulting from the assumption of the holding company function for CEE (excluding Poland's Markets): BA-CA's CEE business segment was substantially enlarged with the inclusion of the CEE banking subsidiaries of UniCredit and HVB in the Baltic countries, in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Romania, Russia, Slovakia and Turkey (and their consolidation as from the beginning of 2007) following the sale of HVB Splitska banka (included in the income statement until June 2006) and of Bank BPH in Poland (included in the income statement until October 2006).

CEE: strong growth with high level of productivity, low cost/income ratio and below-average risks.

▶ Second, the strong improvement in performance of the CEE subsidiaries in the current perimeter.

In the first nine months of 2007, the CEE business segment's **profit before tax** amounted to € 1,027 m, accounting for 47 % of BA-CA's overall profit before tax. Compared with the reported figure for the same period of the previous year, the increase was € 448 m or 77 %. The increase was supported by **volume** growth: risk-weighted assets (RWA) in the first nine months of 2007 averaged € 45.1 bn, up by 74 % on the same period of the previous year. Business volume rose strongly, and the new CEE Division also recorded an above-average level of productivity: based on total revenues of € 2,417 m (up by 73 % on 2006), **RWA productivity** (total revenues / risk-weighted assets) was 7.14 percentage points; this compares with 5.72 percentage points for the business segments operating in Austria.

Operating expenses of the CEE business segment (€ 1,204 m) were 67 % above the previous year's figure. The increase of € 482 m was less than half the growth of revenues (€ 1,017 m). The cost/income ratio was below the 50 % mark (49.8 %), an improvement of 1.7 percentage points over the previous year in the old perimeter. **Operating profit** thus improved by € 535 m or 79 %. **Net write-downs** of loans increased at a disproportionately low rate of 53 % to € 149 m, reflecting consolidation effects. With the risk/earnings ratio at 9.8 % and the cost of risk at 46 basis points (measured by the average banking book), the CEE business segment's risk profile is more favourable than for the bank as a whole and compared with the reported figure for the previous year (2006: 12.0 % and 50 bpts, respectively.)

→ The assumption of the holding company function, which also involved the sale of large banks, has enlarged BA-CA's regional perimeter, expanded the local market position in the merger countries and substantially increased overall business volume while also enhancing productivity and improving cost efficiency as well as the current risk situation. Above all, the outlook for sustained growth and value creation has further improved. We intend to use this environment primarily through organic growth. The income statement for the first nine months of 2007 shows that our banking subsidiaries in CEE have made good progress on this path.

In the following comments, the comparative figures for the previous year are adjusted on a pro-forma basis to reflect the current group of consolidated companies. As the 2006 balance sheets were not consolidated retrospectively in the new perimeter, there are no meaningful comparative figures for the CEE business segment showing the trend in volume.

CEE: comparison with previous year based on new perimeter

€ M	1–9/07	SHARE	1–9/06	SHARE	CHANGE	
Net interest income	1,518	53%	1,254	63%	264	21%
Net non-interest income	899	47%	787	48%	112	14%
Total revenues	2,417	51%	2,041	56%	376	18%
Operating expenses	–1,204	50%	–1,078	51%	–126	12%
Operating profit	1,213	51%	963	62%	250	26%
Net writedowns of loans	–149	42%	–131	33%	–18	14%
Net income from investments	25	11%	4	1%	21	>100%
Profit before tax	**1,027**	**47%**	**810**	**44%**	**217**	**27%**

The operating profit generated by the CEE business segment continued to improve quarter on quarter. The growth rate of 4 % was lower than in the preceding quarter (+ 12 %), mainly because net trading income declined (€ 31 m after € 42 m); the CEE region, especially those countries where the capital market is of great significance, was not left unscathed by the strain in financial markets. Net interest income and net fee and commission income continued to grow substantially.

Contributions to the **increase of € 217 m or 27 %** in profit before tax over the previous year came from all countries in the region (see chart). Turkey, Russia and Croatia accounted for about 55 % of the increase, which reflects the size of these markets and the leading market position (Croatia), EU member states contributed 40 %, the Baltic states and the Balkan countries 5 %.

Revenue growth compared with the previous year was mainly driven by **net interest income**, which grew by € 264 m (+ 21 %). This was due to volume expansion in classic customer business at satisfactory margins. Based on local financial statements, lending volume increased by about 17 %, and deposits by about 7 %, compared with year-end 2006. Particularly strong volume growth was seen in Russia and Turkey, in both corporate and retail banking, followed by Croatia and Bulgaria.

Net fee and commission income increased by € 141 m or 26 % compared with the previous year, improving across the board, though the overall increase in the region was driven by different business areas in different countries: payment services, fees and commissions for guarantees and other commercial services mainly in SEE, sales of insurance contracts in Turkey, as well as custody and brokerage in the growing securities business. **Net trading income** was lower than in the previous year (€ 125 m after € 191 m on a pro-forma basis) and showed a differentiated pattern in the

various markets. The Russian capital market, which is in the focus of volatile portfolio investments, felt the liquidity squeeze and the resulting increase in credit spreads and money market rates in the third quarter of 2007 although, fundamentally, the market in Russia itself was in good shape.

In the first nine months of 2007, **operating expenses** rose by € 126 m or 12% compared to the pro-forma figure for the same period of the previous year. The cost/income ratio continued to improve during the preceding quarters and declined to 49.2% in the third quarter of 2007; in the first nine months of 2007 it averaged 49.8%. This improvement reflects synergies from local mergers and general cost discipline. Given the speed of expansion of current business, the level of cost efficiency is remarkable: we opened 86 branches in the first nine months, and closed 81 branches in countries where business units were integrated because the bank had a multiple presence there. The **quality of loans** improved despite the growth process: the risk/earnings ratio also fell from 10.4% to 9.8% in a like-for-like perimeter.

The currencies of most CEE countries are under revaluation pressure resulting from strong interest in direct investment and temporarily also from short-term investments (carry trades) in CEE currencies bearing higher interest rates which are funded in low-interest-rate currencies. The Slovak currency (+11%) and Romania's currency (+8%) appreciated significantly compared with the previous year; the currencies of other CEE countries appreciated slightly. The Turkish lira and the Russian rouble depreciated by 2% each. On balance, currency translation of local interim financial statements into euro results in a slight appreciation: translated at constant average exchange rates for the first nine months of 2006, profit before tax for the first nine months of 2007 would have been only 1% lower.

Having created a uniform structure in our network through the integration projects, we are now focusing our attention on implementing our **strategy of organic growth**, which is outlined in our Interim Report at 30 June 2007. In large, high-growth markets such as Russia, Turkey and Romania, we are developing our business, which is partly still dominated by the corporate customer segment, into universal banking operations. We are planning to open up to 700 new branches in our key markets within the next three years. In other countries we take a more selective approach, focusing on specific segments and products, and bringing UniCredit Group's strengths to bear in our entire network via our **cross-regional product lines.**

The acquisition of a majority shareholding in **ATF Bank**, a bank in Kazakhstan, and in the Ukrainian bank **Ukrsotsbank** is to be completed in 2007. This will give us a foothold in central Asia. Both transactions will be financed entirely from BA-CA's existing cash resources.

Profit before tax of CEE banking subsidiaries (€ m)


Share
Turkey 22% +28%
Croatia 17% +52%
Russia 16% +6%
Czech Rep. 10% +3%
Bulgaria 10% +70%
Hungary 8% +30%
Romania 7% +18%
Slovakia 4% +57%
Bosnia 3% +318%
Serbia 2% +47%
Slovenia 1% +28%
Baltic states <1% +82%
0
50
100
150
200
250
First nine months of 2007
First nine months of 2006 pro forma

Business cycle and interest rate cycle past their peaks.
Expansion of global economy continues.
Repercussions of credit market crisis will continue to be tangible.

Outlook: opportunities and risks in autumn 2007

● The growth of the strongly performing Asian economies is driving world trade and the **world economy**. The expansion is so self-supporting, dynamic and financially sound that the anticipated slowdown in the US will no longer have the same impact as in previous economic cycles. The boom in the Asian countries, especially China, with growth rates of between 9% and 10%, is also the structural explanation for the recent rise in commodity prices, even if they are currently exaggerated by speculation. For the euro area this means that economic growth in the region, and probably also interest rates, have already peaked; a slowing to a level corresponding to potential growth is however more likely than a recession.

Global economic growth
Real GDP over previous year



12
10
8
6
4
2
0
2001
2002
2003
2004
2005
2006
2007
2008
Austria
CEE region
Global economy
China
USA
Euro area

● The **Austrian economy** weakened in the third quarter of 2007 following the dynamic growth of the first six months of the year, a trend which is likely to continue in the fourth quarter. Austria's economic growth will nevertheless amount to **3.3%** in 2007, which is above the 2.7% expected for the euro area. The industrial sector, though growing more slowly, is still robust. The number of employed persons continues to rise at a rate of almost 2%. Industrial output and exports will lose some of their momentum in the course of the next few months, while private consumption may pick up slightly in light of the favourable income and employment situation. Inflation will be well above 2% until the spring of 2008 before falling again; the inflation rate will be barely over 2% in 2007 and 2008, respectively. The higher interest rates have led to a significant increase in bank deposits from companies and private customers (most recently about 7% and 15%, respectively, over the previous year). Retail loans have been expanding by between 3% and 4% in the last few months, and corporate loans a little faster. This trend is expected to continue in the coming months.

● The **CEE economy** continues to grow in a robust manner, and the growth rate for the whole of 2007 is likely to be in the region of **6.5%**. While some countries in Central and Eastern Europe have become more susceptible to risk, the economies of this large region are of different size, they have different growth profiles and some are more developed than others, which stabilises the region's overall development. The current investment cycle, driven by new building activity and the construction of new production facilities, will probably have peaked in most CEE countries in 2007. Consumption will remain buoyant as a result of strong growth in incomes, falling unemployment and the ready access of households to the credit market.

The times of high surplus liquidity in international **financial markets** have come to an end. The widening of credit spreads and a lower risk tolerance are likely to raise funding costs in the region. It is especially countries with high **external imbalances** (such as the Baltic states and the countries in South-East Europe) and those where banks substantially finance credit growth through **external funding** (again the Baltic states and South-East European countries) which could in future find it more difficult to meet their financing requirements. In Russia, Ukraine and Kazakhstan some companies and banks will be adversely affected by the international liquidity squeeze. Systemic crises are however unlikely in light of the countries' adequate financial strength. Moreover, the subsidiaries of large international banks, based on the financial strength of their group, will make their contributions to the expansion of financing activities and perform a stabilising function at all times.

The economic growth momentum in Central and Eastern Europe remains strong, with **Poland** and the **Czech Republic** beginning to see bottlenecks in production capacity. In **Slovakia**, exports – especially automotive components and electrical equipment – continue to drive growth. The dynamic economic trend in **Slovenia** is determined by strong exports and lively investment activity. **Hungary** is stabilising its public finances; while these efforts support the financial markets, they are having an adverse impact on economic growth in the short term. The overheating of the economy in the **Baltic countries** is cause for concern: the liquidity squeeze in international markets means that there is a higher risk of a hard landing for them. Our growth forecast for **Bulgaria** and **Romania** for this year and 2008 is 5 % and 6 %, respectively, with both countries continuing to benefit from the impetus provided by EU accession (especially to infrastructure projects) despite rather restrictive monetary policies. Economic growth in **Croatia** will remain strong both this year and in 2008. Given the credit growth limit imposed for the second half of the year, we expect economic growth to decline from 6.5 % in the first half of 2007 to 5.5 % in 2007 as a whole and 4.7 % in 2008. In **Serbia**, growth (2007: 6.5 %, 2008: 6.2 %) is supported by strong domestic demand. The same applies to **Bosnia** (6 % – 7 % growth). In both countries, unresolved regional conflicts have an adverse impact.

Good news comes from the **Turkish** economy: the stock and foreign exchange markets are currently more or less at the levels recorded before the political crisis. As the central bank is pursuing a more moderate monetary policy, we expect consumption and investment activity to pick up, giving further impetus to growth in 2008 in addition to the strong export performance (forecast for 2007: 5.0 %, 2008: 6.1 %). In **Russia**, growth will remain robust (2007: 7.5 %, 2008: 6.6 %) thanks to record levels of consumption and investment in equipment; in view of the bullish trend in commodities, this will act as a counterbalance to oil-dependent countries. While Russia also felt the impact of the turbulence in international financial markets, its economic outlook remains favourable. In the country's banking system, which is growing at annual rates of about 30 %, even a widening of credit spreads, which might increase the cost of corporate finance and bank finance, is not likely to result in a credit squeeze, though this situation might have an impact on several small and medium-sized banks. In view of high world market prices for steel, **Ukraine's** economy will continue to grow strongly despite political uncertainties unless gas prices are raised beyond a reasonable level. Real GDP growth (2007: 7.2 %) should decline gradually in the coming years, to a level of 5 % – 6 %

● For **BA-CA's future performance**, the economic environment presented in detail above suggests that the **CEE** business segment will see a sustained upward trend in business volume and revenues. This development will be supported by the expanding market and by a number of initiatives taken by the bank itself to open up markets and gain market share. These initiatives include the expansion of retail banking, primarily in those fast-growing economies where our banking subsidiaries initially focused on serving corporate customers. The level of cost efficiency that has been reached will be maintained despite the required investment, for example, in the branch network expansion programme; local synergies from the mergers that have recently been completed will support these efforts. Overall, the region's diversity means that the economic risks mentioned above will be limited.

We assume that in **Austria**, we will not see any major changes in the fourth quarter and the next few months, either in respect of interest rates and the general economic environment or with regard to demand and investor behaviour. Opposite trends on the assets and liabilities sides will continue to more or less offset one another, keeping revenues at a stable level. Progress in terms of cost efficiency is sustainable and irreversible. Therefore the improvement in results achieved so far in the current year may be expected to be sustained. In any case, the turnaround in the Retail Division is assured.

For the financial market environment, it cannot be ruled out that the repercussions of the credit crisis will continue to be felt. It is feared that, although supporting measures are under way, the local US sub-prime crisis has not yet been overcome. This means that in the foreseeable future, current business in capital market-near segments is hardly likely to return to the levels attained in pre-crisis quarters. In the investment banking sector, however, there is a large number of projects in the pipeline – new issues, capital measures and M&A. Diversified trading activities and the customer focus as well as continued strong demand in CEE should remain an important source of revenue strongly supporting fourth-quarter performance. However, matching the excellent results generated in the first half of 2007 appears doubtful from a current perspective.

Overall, we expect to achieve excellent results for the year as a whole. Compared with the pro-forma figure for the previous year – as presented for the first nine months, i.e. on the basis of the current group of consolidated companies, and without the capital gains on the sale of banks in the previous year – profits will rise strongly.

Income statement of the Bank Austria Creditanstalt Group

for the first nine months of 2007

	(Notes)	1 JAN. – 30 SEPT. 2007 € M	1 JAN. – 30 SEPT. 2006 € M	CHANGE € M	CHANGE IN %
Net interest		2,638	1,829	809	44.2
Dividend income		107	124	–17	–13.6
Income from investments in companies valued at equity		113	54	59	>100
Net interest income	(4)	**2,857**	**2,006**	**851**	**42.4**
Net fee and commission income	(5)	1,574	1,286	288	22.4
Net trading income	(6)	180	314	–135	–42.9
Net other operating income/expenses	(7)	171	45	127	>100
TOTAL REVENUES		**4,783**	**3,651**	**1,131**	**31.0**
Staff expenses		–1,331	–1,205	–126	10.4
Other administrative expenses		–873	–714	–159	22.3
Recovery of expenses		2	–	2	–
Amortisation, depreciation and impairment losses on intangible and tangible assets		–204	–185	–19	10.0
OPERATING EXPENSES	(8)	**–2,405**	**–2,104**	**–301**	**14.3**
OPERATING PROFIT		**2,377**	**1,547**	**830**	**53.6**
Provisions for risks and charges		–41	–6	–35	>100
Goodwill impairment		–	–8	8	–
Net writedowns of loans and provisions for guarantees and commitments	(9)	–355	–392	37	–9.4
Net income from investments		219	713	–494	–69.3
Integration costs		–20	–	–20	–
PROFIT BEFORE TAX		**2,180**	**1,854**	**325**	**17.6**
Income tax		–348	–215	–132	61.5
NET PROFIT		**1,832**	**1,639**	**193**	**11.8**
Minority interests		–82	–107	25	–23.6
CONSOLIDATED PROFIT		**1,751**	**1,533**	**218**	**14.2**

Key figures

	1 JAN. – 30 SEPT. 2007	1 JAN. – 30 SEPT. 2006
Earnings per share (in €)	9.22 8.67*)	10.43 –
ROE before tax	21.2%	31.1%
ROE after tax	17.9%	28.0%
Cost/income ratio	50.3%	57.6%
Risk/earnings ratio	12.4%	19.5%

*) based on the number of shares after the capital increase

Income statement of the Bank Austria Creditanstalt Group

by quarter

€ M	Q3/2007	Q2/2007	Q1/2007	Q4/2006	Q3/2006
Net interest	903	883	852	627	627
Dividend income	64	33	9	6	62
Income from investments in companies valued at equity	52	32	29	42	18
Net interest income	**1,019**	**948**	**890**	**675**	**707**
Net fee and commission income	520	537	517	381	413
Net trading income	–44	63	161	34	55
Net other operating income/expenses	47	75	49	22	25
TOTAL REVENUES	**1,541**	**1,624**	**1,618**	**1,111**	**1,199**
Staff expenses	–479	–350	–502	–401	–400
Other administrative expenses	–284	–314	–275	–190	–249
Recovery of expenses	1	1	–	–	–
Amortisation, depreciation and impairment losses on intangible and tangible assets	–60	–72	–72	–63	–50
OPERATING EXPENSES	**–821**	**–735**	**–849**	**–653**	**–699**
OPERATING PROFIT	**720**	**889**	**769**	**458**	**500**
Provisions for risks and charges	5	–29	–18	–105	–4
Goodwill impairment	–	–	–	–	–
Net writedowns of loans and provisions for guarantees and commitments	–148	–90	–117	–287	–197
Net income from investments	87	74	58	1,600	6
Integration costs	–12	–5	–3	–248	–
PROFIT BEFORE TAX	**652**	**840**	**688**	**1,418**	**305**
Income tax	–88	–134	–125	75	–51
NET PROFIT	**564**	**705**	**563**	**1,493**	**254**
Minority interests	–21	–32	–29	–4	–37
CONSOLIDATED PROFIT	**543**	**674**	**535**	**1,489**	**217**

Key figures

	Q3/2007	Q2/2007	Q1/2007	Q4/2006	Q3/2006
Earnings per share (in €)	2.69 –	3.33 –	3.23 2.65*)	10.13 –	1.48 –
ROE before tax	18.6%	24.4%	20.7%	61.9%	14.6%
ROE after tax	16.2%	20.6%	16.9%	68.4%	11.2%
Cost/income ratio	53.3%	45.3%	52.5%	58.8%	58.3%
Risk/earnings ratio	14.5%	9.5%	13.2%	42.5%	27.9%

*) based on the number of shares after the capital increase

Balance sheet of the Bank Austria Creditanstalt Group

at 30 September 2007

Assets

	(Notes)	30 SEPT. 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Cash and cash balances		3,185	1,584	1,601	>100
Financial assets held for trading	(10)	17,137	16,676	462	2.8
Financial assets at fair value through profit and loss	(11)	645	487	159	32.6
Available-for-sale financial assets	(12)	11,444	9,697	1,748	18.0
Held-to-maturity investments	(13)	8,419	5,772	2,647	45.9
Loans and receivables with banks	(14)	37,433	32,486	4,947	15.2
Loans and receivables with customers	(15)	106,748	80,104	26,644	33.3
Investments in associates and joint ventures		2,362	1,890	473	25.0
Property, plant and equipment	(16)	1,666	1,373	293	21.3
Intangible assets	(17)	3,037	1,052	1,984	>100
Tax assets		1,168	998	170	17.0
Non-current assets and disposal groups classified as held for sale		176	15	161	>100
Other assets	(18)	2,160	2,123	37	1.7
TOTAL ASSETS		**195,580**	**154,255**	**41,326**	**26.8**

Liabilities and equity

	(Notes)	30 SEPT. 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Deposits from banks	(19)	50,522	48,309	2,213	4.6
Deposits from customers	(20)	86,967	54,969	31,998	58.2
Debt certificates including bonds	(21)	24,912	25,347	−435	−1.7
Financial liabilities held for trading	(22)	5,662	5,264	398	7.6
Financial liabilities at fair value through profit and loss	(23)	2,522	1,731	791	45.7
Tax liabilities		862	587	276	47.0
Liabilities included in disposal groups classified as held for sale		74	–	74	>100
Other liabilities	(24)	4,632	3,394	1,238	36.5
Provisions	(25)	4,470	4,513	−44	−1.0
Insurance reserves		166	–	166	>100
Equity		14,791	10,140	4,651	45.9
of which: minority interests		*618*	*213*	*405*	*>100*
TOTAL LIABILITIES AND EQUITY		**195,580**	**154,255**	**41,326**	**26.8**

Cash flow statement

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006*)
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,584**	**1,859**
Cash flows from operating activities	1,989	1,143
Cash flows from investing activities	553	−17
Cash flows from financing activities	−944	−598
Effects of exchange rate changes	3	−4
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,185**	**2,383**

*) The minimum reserve of BA-CA was reclassified from cash and cash balances to loans and receivables, resulting in changes in the comparative figures for the previous year.
The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets and disposal groups classified as held for sale.

Statement of changes in equity of the Bank Austria Creditanstalt Group

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Shares in controlling companies		–3					–3	–3	–5
Business combinations									–
Recognised income and expenses			1,533	–60	–45		1,428	99	1,527
Dividend paid			–368				–368	–62	–429
Other changes			6				6		6
AS AT 30 SEPTEMBER 2006	**1,069**	**2,748**	**5,124**	**–352**	**79**	**–734**	**7,935**	**684**	**8,619**

*) Reserves in accordance with IAS 39	1 Jan. 2006	30 Sept. 2006
Cash flow hedge reserve	–111	–169
Available-for-sale reserve	236	248
Total	125	79

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2007	**1,069**	**2,859**	**6,482**	**–73**	**347**	**–757**	**9,927**	**213**	**10,140**
Capital increase	400	2,463					2,863	320	3,183
Shares in controlling companies			1				1		1
Recognised income and expenses			1,751	53	175		1,979	84	2,064
Dividend paid			–588				–588		–588
Other changes		3	–12				–9		–9
AS AT 30 SEPTEMBER 2007	**1,469**	**5,324**	**7,635**	**–20**	**523**	**–757**	**14,173**	**618**	**14,791**

*) Reserves in accordance with IAS 39	1 Jan. 2007	30 Sept. 2007
Cash flow hedge reserve	–175	–134
Available-for-sale reserve	522	657
Total	347	523

Statement of recognised income and expenses

€ M	2007	2006
Gains on assets held for sale (available-for-sale reserve)	196	35
Gains on cash flow hedges (cash flow hedge reserve)	54	–87
Foreign currency translation – exchange differences	61	–15
Foreign currency translation relating to assets held for sale	–	–54
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in equity	–81	8
Recognised directly in equity	**231**	**–113**
Net profit	**1,833**	**1,639**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING PERIOD	**2,064**	**1,527**
Shareholders' equity	1,979	1,428
Minority interests	84	99

Notes to the Consolidated Financial Statements

of Bank Austria Creditanstalt

(1) Significant accounting policies

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first nine months of 2007 (1 January 2007 to 30 September 2007) and compares this period with the same period of the previous year.

As a result of the change in Bank Austria Creditanstalt's consolidation system to meet the reporting requirements of UniCredit, some of the comparative figures for the previous year had to be determined by approximation. This does not affect the overall conformity of the interim consolidated financial statements with IFRSs.

(2) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33. Based on the average number of shares outstanding, earnings per share for the first nine months of 2007 were € 9.22 (comparative figure for the same period of the previous year: € 10.43). As the earnings of the new companies added to the group of consolidated companies are included as from 1 January 2007 (control), the calculation of the relevant figure in economic terms for earnings per share is based on the number of shares after the capital increase. Calculated on the basis of 202,031,740 shares, earnings per share for the first nine months of 2007 were € 8.67. The annualised figures are € 11.55 for the reporting period and € 13.90 for the same period of the previous year before the capital increase. (Figure for the whole of 2006 based on the average number of shares in 2006: € 20.56).

(3) Changes in the group of consolidated companies in 2007

The following UniCredit subsidiaries were included in the group of consolidated companies of the Bank Austria Creditanstalt Group as from 1 January 2007:

- Koç Finansal Hizmetler A.Ş., Turkey
- Bulbank AD, Bulgaria
- UniBanka a.s., Slovakia
- Zagrebačka banka d.d., Croatia
- Živnostenská banka a.s., Czech Republic
- UniCredit Romania S.A., Romania

The transfer was made in the form of a contribution in kind; in exchange, UniCredit S.p.A. received 55,000,000 new no-par value shares which do not carry dividend rights for 2006 at an issue price of € 105.33. In the IFRS financial statements, the transfer of the companies transferred was based on Group book values, the acquired goodwill amounts to € 345.9 m.

In accordance with IFRS 3, paragraph 3 (b), IFRS 3 does not apply to business combinations involving entities under common control.

In 2007, BA-CA increased its shareholding interest in International Moscow Bank step by step and now holds 100%. In addition to the 90.03% (95.19% of shares with voting rights) shareholding in IMB already held by it, BA-CA in July 2007 acquired the remaining 9.93% interest from the European Bank for Reconstruction and Development (EBRD). In August 2007, a capital increase of US$ 300 m was carried out at IMB. The current book value totals € 1,783.8 m, and preliminary goodwill amounts to € 912.4 m.

Furthermore, Bank Austria Creditanstalt acquired HVB Latvia AS, Latvia, for a purchase price of € 76.2 m. The preliminary goodwill resulting from the transaction is € 11.5 m.

In the first quarter of 2007, a capital increase of € 484.6 m was carried out at Zagrebačka banka d.d. As a result, Bank Austria Creditanstalt's shareholding interest in Zagrebačka banka d.d., Zagreb, rose from 81.91 % to 84.21 %.

In the course of the new corporate branding process, HVB Bank Hungary, HVB Serbia and HVB Bank Latvia were renamed in the first quarter of 2007; the banks are now operating under the name of UniCredit Bank.

On 1 April 2007, the 25.5 % shareholding interest in Adria Bank AG was sold to Nova Kreditna Banka Maribor (NKBM) at a price of € 9.6 m.

In Slovakia, HVB Bank Slovakia a.s. and UniBanka a.s. merged as at 1 April 2007. The name of the merged bank is UniCredit Bank Slovakia a.s.

On 25 April 2007, CA Immobilien Anlagen AG carried out a capital increase of € 676.3 m. Under this capital increase, Bank Austria Creditanstalt AG acquired 8,112,910 shares at a price of € 23.25, thus increasing its shareholding interest in CA Immobilien Anlagen AG to 10 %. This transaction results in preliminary goodwill of € 9.8 m in the Bank Austria Creditanstalt Group. The shareholding interest in CA Immobilien Anlagen AG has been accounted for by BA-CA in its consolidated financial statements using the equity method as from 1 May 2007.

The Bulgarian banking subsidiaries – Bulbank AD, HVB Bank Biochim AD and Hebros Bank AD – merged to form the new UniCredit Bulbank as at 27 April 2007 after official confirmation by the competent authorities.

On 1 June 2007, the Romanian banking subsidiaries HVB Tiriac Bank S.A. and UniCredit Romania S.A. completed their merger. The bank's official name is UniCredit Tiriac Bank SA.

On 27 July 2007, Bank Austria Creditanstalt AG transferred its 99.98 % interest in Bank Austria Creditanstalt Leasing GmbH to UniCredit Global Leasing S.p.A., Milan, effective 1 January 2007. In exchange, BA-CA receives a shareholding interest of 32.59 % in that company. The preliminary goodwill resulting from this transaction is € 138 m. The shareholding interest in UniCredit Global Leasing S.p.A. has been accounted for in the BA-CA Group's consolidated financial statements under the equity method as from 1 July 2007.

On 31 July 2007, BA-CA acquired 100 % in both Aton International Limited, Nikosia, and Aton Broker, Moscow, for a total purchase price of € 315.8 m. Of the preliminary goodwill, Aton International accounts for € 186 m and Aton Broker for about € 44 m. Both companies have been consolidated in BA-CA's consolidated financial statements as from 31 July 2007.

Notes

Notes to the income statement

(4) Net interest income

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Interest income from	**7,475**	**4,551**
Loans and receivables and money market transactions	5,947	3,576
Financial instruments	827	493
Financial instruments held for trading	409	237
Other	292	246
Interest expenses for	**–4,837**	**–2,722**
Deposits	–3,934	–1,544
Debt certificates including bonds and other	–903	–1,179
NET INTEREST	**2,638**	**1,829**
Dividend income	107	124
Income from investments in companies valued at equity	113	54
NET INTEREST INCOME	**2,857**	**2,006**

(5) Net fee and commission income

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Lending business	116	142
Other services and advisory business	1,065	766
Other	393	378
NET FEE AND COMMISSION INCOME	**1,574**	**1,286**

(6) Net trading income

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Equity-related transactions	–56	150
Interest-rate and currency-related transactions	236	164
NET TRADING INCOME	**180**	**314**

(7) Net other operating income / expenses

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Other operating income	238	94
Other operating expenses	–67	–49
NET OTHER OPERATING INCOME/EXPENSES	**171**	**45**

(8) Operating expenses

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Staff expenses	**1,331**	**1,205**
Wages and salaries	1,022	864
Social security contributions	252	182
Expenses for retirement benefits and other benefits	57	159
Other administrative expenses	**873**	**714**
Recovery of expenses	**–2**	**–**
Amortisation, depreciation and impairment losses on intangible and tangible assets	**204**	**185**
OPERATING EXPENSES	**2,405**	**2,104**

The Austrian Federal Ministry of Social Affairs and Consumer Protection, in its decision dated 26 April 2007 (effective for BA-CA AG from 1 May 2007), has stated that the rights to future pension benefits under the "BA-CA ASVG" are equivalent to the benefits under the Austrian statutory pension insurance system (ASVG). As a result of the adjustment of the relevant internal service agreement to the legal framework, the amount of € 150 m was released from the pension provision as at 1 May 2007 and recognised in income.

(9) Net writedowns of loans and provisions for guarantees and commitments

€ M	1 JAN.–30 SEPT. 2007	1 JAN.–30 SEPT. 2006
Allocations to provisions	651	667
Releases from provisions	–291	–271
Recoveries of loans and receivables previously written off	–28	–35
Direct write-offs	23	31
NET WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	**355**	**392**

Notes to the balance sheet

(10) Financial assets held for trading

€ M	30 SEPT. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Financial assets (non-derivatives)	**8,403**	**2,300**	**10,703**	**11,085**
Debt securities	7,996	1,484	9,480	9,603
Equity instruments and other securities	407	816	1,223	1,483
Positive market values of derivative financial instruments	**34**	**6,400**	**6,434**	**5,590**
TOTAL	**8,438**	**8,700**	**17,137**	**16,676**

(11) Financial assets at fair value through profit and loss

€ M	30 SEPT. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	261	57	318	204
Equity instruments and other securities	10	318	328	283
TOTAL	**271**	**375**	**645**	**487**

In the first nine months of 2007, the positive effect in the Bank Austria Creditanstalt Group's income statement from financial assets at fair value through profit and loss was € 14.7 m.

(12) Available-for-sale financial assets

€ M	30 SEPT. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	5,061	2,421	7,483	5,739
Equity instruments and other securities	184	3,778	3,962	3,958
TOTAL	**5,245**	**6,199**	**11,444**	**9,697**

(13) Held-to-maturity investments

€ M	30 SEPT. 2007	31 DEC. 2006
Debt securities	**8,419**	**5,772**

(14) Loans and receivables with banks – breakdown by product

€ M	30 SEPT. 2007	31 DEC. 2006
Loans to central banks	**4,935**	**1,409**
Loans to banks	**32,498**	**31,077**
Current accounts and demand deposits	5,330	4,368
Money market placements	27,169	26,710
TOTAL	**37,433**	**32,486**
Loan loss provisions deducted from loans and receivables	35	6

(15) Loans and receivables with customers – breakdown by product

€ M	30 SEPT. 2007	31 DEC. 2006
Loans	82,612	54,984
Current accounts	15,280	14,042
Credit cards and personal loans	8,082	5,464
Finance leases	774	5,613
TOTAL	**106,748**	**80,104**
Loan loss provisions deducted from loans and receivables	3,875	2,655

(16) Property, plant and equipment

€ M	30 SEPT. 2007	31 DEC. 2006
Assets for operational use	**1,429**	**839**
Owned	**1,376**	**785**
Land and buildings	1,012	570
Other	364	215
Leased	**54**	**54**
Investment property	**237**	**535**
TOTAL	**1,666**	**1,373**

(17) Intangible assets

€ M	30 SEPT. 2007	31 DEC. 2006
Goodwill	2,692	836
Other intangible assets	345	217
TOTAL	**3,037**	**1,052**

(18) Other assets

€ M	30 SEPT. 2007	31 DEC. 2006
Positive market values of derivative hedging instruments	1,076	1,207
Other	1,084	916
TOTAL	**2,160**	**2,123**

(19) Deposits from banks

€ M	30 SEPT. 2007	31 DEC. 2006
Deposits from central banks	**5,888**	**7,554**
Deposits from banks	**44,633**	**40,754**
Current accounts and demand deposits	9,159	8,714
Money market deposits by banks	35,474	32,040
TOTAL	**50,522**	**48,309**

(20) Deposits from customers

€ M	30 SEPT. 2007	31 DEC. 2006
Current accounts and demand deposits	36,958	27,172
Other liabilities	50,010	27,797
TOTAL	**86,967**	**54,969**

Notes to the balance sheet continued

(21) Debt certificates including bonds

€ M	30 SEPT. 2007	31 DEC. 2006
Listed securities	**11,832**	**12,005**
Bonds	11,424	11,600
Other securities	408	405
Unlisted securities	**13,080**	**13,342**
Bonds	11,089	10,859
Other securities	1,991	2,484
of which: certificates of deposit	*1,505*	*2,339*
TOTAL	**24,912**	**25,347**
of which: subordinated liabilities	*5,263*	*5,385*

(22) Financial liabilities held for trading

€ M	30 SEPT. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Negative fair values of derivative financial instruments	108	5,179	5,287	5,194
Other	366	9	375	70
TOTAL	**474**	**5,188**	**5,662**	**5,264**

(23) Financial liabilities at fair value through profit and loss

€ M	30 SEPT. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	**189**	**2,333**	**2,522**	1,731

On balance, a negative change of € 6 m in the fair values of other debt securities totalling € 2,522 m was recognised in the income statement.

In the first nine months of 2007, changes in fair values resulting from changes in BA-CA's own credit rating (debt certificates including bonds, and financial liabilities at fair value through profit and loss) were € 18.5 m.

(24) Other liabilities

€ M	30 SEPT. 2007	31 DEC. 2006
Negative market values of derivative hedging instruments	1,659	1,440
Other	2,973	1,954
TOTAL	**4,632**	**3,394**

(25) Provisions

€ M	30 SEPT. 2007	31 DEC. 2006
Provisions for retirement benefits and similar obligations	3,664	3,714
Other provisions	806	799
TOTAL	**4,470**	**4,513**

The parameters defined for the 2006 financial statements were used for calculating the provisions for retirement benefits and similar obligations.

Additional IFRS disclosures

(26) Related party relationships and transactions as at 30 September 2007

€ M	PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Financial assets held for trading	1,883	–	–	–
Available-for-sale financial assets	194	2	–	–
Held-to-maturity investments	53	5	–	2
Loans and receivables with banks	7,927	864	–	–
Loans and receivables with customers	6,263	142	1	–
Investments in companies	342	148	–	–
Other assets	471	–	–	–
ASSETS	**17,131**	**1,161**	**1**	**2**

€ M	PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Deposits from banks	8,350	10,908	–	–
Deposits from customers	179	121	2	9
Debt certificates including bonds	1,237	–	–	–
Other liabilities	1,566	–	–	–
LIABILITIES	**11,332**	**11,029**	**2**	**9**

(27) Employees

Share-based payments

The Management Board and selected key management personnel of Bank Austria Creditanstalt participate in UniCredit Group's incentive scheme for share-based payments. The share-based payment arrangements relate to Stock Options, Performance Shares and Restricted Shares based on shares in the parent company UniCredito Italiano S.p.A. (UCI).

UniCredit calculates the economic value of the share-based payment arrangements on a uniform basis for the entire Group and provides the Group companies with relevant information. In the Bank Austria Creditanstalt Group, the total amount recognised in the income statement for the first nine months of 2007 is € 1.5 m.

The BA-CA Group employed the following average numbers of staff (full-time equivalents*):

Employees

	FIRST NINE MONTHS OF 2007	H1 / 2007	Q1 / 2007	2006
Salaried staff	42,080	39,881	34,187	30,884
Other employees	99	101	101	109
TOTAL	**42,179**	**39,982**	**34,288**	**30,993**
of which: in Austria	*10,686*	*10,842*	*10,952*	*11,118*
of which: abroad	*31,493*	*29,140*	*23,336*	*19,875*

*) Average full-time equivalents of staff employed in the BA-CA Group (consolidated companies), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

Additional IFRS disclosures continued

(28) Events after the date of the interim financial statements

In addition to the purchase agreement, concluded at the end of June, to acquire at least 85 % of the shares in ATF Bank, a bank in Kazakhstan, Bank Austria Creditanstalt signed an agreement at the beginning of July to acquire a shareholding interest of about 95 % in Ukrsotsbank (USB), a bank in Ukraine. The closing of the transactions is expected to take place in 2007.

The merger of HVB Bank Czech Republic and Živnostenská banka a.s. was completed on 5 November 2007. The bank is now operating under the name of UniCredit Bank Czech Republic a.s.

In the fourth quarter of 2007, key Markets & Investment Banking activities will be bundled and integrated in CA IB International Markets AG. This includes CA IB Corporate Finance Beratungs GmbH, the CA IB subsidiaries in London and Emerging Europe, which become direct subsidiaries of CA IB International Markets AG. CA IB will be renamed "UniCredit CAIB AG" with effect from November 2007.

(29) Segment reporting

Segment reporting – first nine months of 2007 / first nine months of 2006
The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2007. The business segments are presented as independent units with their own capital resources and responsibility for their own results.

The definition of business segments is primarily based on organisational responsibility for customers.

Retail
Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business.

Private Banking & Asset Management
The Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates
The Corporates Division covers the sub-segment Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate, business with medium-sized companies and customers using specific products (e.g. derivatives) as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH. The subsidiary CA IB Corporate Finance has been allocated to the Markets & Investment Banking Division with effect from 2007. The leasing business of the Bank Austria Creditanstalt Leasing Group was transferred to UniCredit Global Leasing with effect from July 2007. In exchange, BA-CA received a 32.59 % shareholding interest in that company.

CEE
The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in the region of Central and Eastern Europe. From 2007, the CEE segment also includes the CEE units transferred from UniCredit and HVB to the Bank Austria Creditanstalt Group. Corporate finance business for CEE customers was transferred to the Markets & Investment Banking Division.

Markets & Investment Banking
The Markets & Investment Banking Division essentially comprises the treasury activities of Bank Austria Creditanstalt AG. With effect from the beginning of 2007, this Division also includes the business of CA IB Corporate Finance (previously included in the Corporates Division) and the corporate finance business for CEE customers. The equity interests in Aton International Limited and Aton Broker were included in the group of consolidated companies and allocated to the MIB Division with effect from August 2007.

Corporate Center
"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods
Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

The result of each business segment is measured by the profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

The interest rate applied to investment of equity allocated to the business segments corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process.

Overhead costs are allocated to the respective business segments proportionately to direct and indirect costs.

Until the end of 2006, capital allocated to the business segments in BA-CA AG amounted to 7 % of risk-weighted assets. This uniform percentage rate was changed with effect from the beginning of 2007; the bank uses differentiated percentage rates according to the individual business segments:

Retail	6.00 %
Private Banking & Asset Management	5.90 %
Corporates	6.45 %
CEE	6.45 %
Markets & Investment Banking	6.80 %

Capital allocation to subsidiaries reflects the equity capital actually available.

Additional IFRS disclosures continued

Segment reporting – first nine months of 2007 / first nine months of 2006

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1–9/2007**	**572**	**13**	**483**	**1,518**	**195**	**76**	**2,857**
	1–9/2006	**584**	**10**	**467**	**810**	**78**	**57**	**2,006**
Net fee and commission income	1–9/2007	416	96	277	681	115	–11	1,574
	1–9/2006	389	97	272	496	53	–22	1,286
Net trading income	1–9/2007	3	1	–	125	31	21	180
	1–9/2006	–1	–	2	111	174	29	314
Net other operating income/expenses	1–9/2007	–26	27	34	93	10	33	171
	1–9/2006	–16	19	30	–16	5	22	45
Net non-interest income	**1–9/2007**	**393**	**124**	**311**	**899**	**155**	**43**	**1,925**
	1–9/2006	**373**	**116**	**304**	**591**	**232**	**29**	**1,645**
TOTAL REVENUES	**1–9/2007**	**965**	**137**	**794**	**2,417**	**350**	**119**	**4,783**
	1–9/2006	**957**	**126**	**771**	**1,401**	**310**	**87**	**3,651**
OPERATING EXPENSES	**1–9/2007**	**–698**	**–74**	**–276**	**–1,204**	**–154**	**–**	**–2,405**
	1–9/2006	**–806**	**–73**	**–323**	**–722**	**–113**	**–67**	**–2,104**
OPERATING PROFIT	**1–9/2007**	**267**	**63**	**519**	**1,213**	**196**	**120**	**2,377**
	1–9/2006	**151**	**53**	**448**	**679**	**197**	**20**	**1,547**
Provisions for risks and charges	1–9/2007	3	–1	–1	–45	–	2	–41
	1–9/2006	4	–1	1	–4	–	–6	–6
Goodwill impairment	1–9/2007	–	–	–	–	–	–	–
	1–9/2006	–8	–	–	–	–	–	–8
Net writedowns of loans and provisions for guarantees and commitments	1–9/2007	–166	1	–40	–149	–1	–	–355
	1–9/2006	–245	–	–51	–97	1	–	–392
Net income from investments	1–9/2007	14	2	–12	25	3	187	219
	1–9/2006	4	–1	8	1	8	694	713
Integration costs	1–9/2007	–	–1	–	–18	–	–1	–20
	1–9/2006	–	–	–	–	–	–	–

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
PROFIT BEFORE TAX	**1–9/2007**	**117**	**64**	**466**	**1,027**	**198**	**308**	**2,180**
	1–9/2006	**–95**	**52**	**406**	**579**	**206**	**707**	**1,854**
Income tax	1–9/2007	–26	–15	–94	–189	–41	18	–348
	1–9/2006	24	–12	–91	–118	–36	18	–215
NET PROFIT	**1–9/2007**	**92**	**48**	**372**	**837**	**158**	**325**	**1,832**
	1–9/2006	**–71**	**39**	**315**	**460**	**170**	**725**	**1,639**
Risk-weighted assets	**1–9/2007**	**16,294**	**454**	**30,816**	**45,123**	**4,853**	**4,009**	**101,549**
(average, Austrian Banking Act)	**1–9/2006**	**16,401**	**436**	**31,490**	**25,942**	**3,258**	**2,588**	**80,115**
Equity allocated (average)	1–9/2007	1,024	194	2,267	6,960	914	2,351	13,709
	1–9/2006	1,182	160	2,455	3,690	309	157	7,953
Return on equity before tax in %	*1–9/2007*	*15.3*	*43.7*	*27.4*	*19.7*	*28.9*	*n.m.*)*	*21.2*
	1–9/2006	*–10.7*	*42.9*	*22.0*	*20.9*	*88.9*	*n.m.*	*31.1*
Return on equity after tax	*1–9/2007*	*11.9*	*33.2*	*21.9*	*16.0*	*23.0*	*n.m.*	*17.8*
before deduction of minority interests in %	*1–9/2006*	*–8.0*	*32.8*	*17.1*	*16.6*	*73.5*	*n.m.*	*27.5*
Cost/income ratio in %	*1–9/2007*	*72.3*	*54.3*	*34.7*	*49.8*	*44.0*	*n.m.*	*50.3*
	1–9/2006	*84.2*	*58.1*	*41.9*	*51.6*	*36.4*	*n.m.*	*57.6*
Risk/earnings ratio in %	*1–9/2007*	*29.1*	*n.m.*	*8.3*	*9.8*	*0.5*	*n.m.*	*12.4*
	1–9/2006	*42.0*	*n.m.*	*10.9*	*12.0*	*1.0*	*n.m.*	*19.5*

*) not meaningful

Additional IFRS disclosures continued

Segment reporting Q3/2007 / Q2/2007 / Q1/2007

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**Q3/2007**	**200**	**5**	**167**	**536**	**83**	**29**	**1,019**
	Q2/2007	**187**	**4**	**156**	**510**	**69**	**22**	**948**
	Q1/2007	**185**	**4**	**161**	**472**	**43**	**25**	**890**
Net fee and commission income	Q3/2007	133	29	72	248	37	–	520
	Q2/2007	139	34	101	226	43	–5	537
	Q1/2007	144	33	104	207	35	–6	517
Net trading income	Q3/2007	3	–	–	31	–72	–6	–44
	Q2/2007	–	–	–	42	18	3	63
	Q1/2007	–	–	–	52	85	24	161
Net other operating income/expenses	Q3/2007	–10	9	–6	34	3	16	47
	Q2/2007	–8	11	25	43	3	2	75
	Q1/2007	–7	7	15	16	4	15	49
Net non-interest income	**Q3/2007**	**125**	**38**	**66**	**314**	**–32**	**10**	**522**
	Q2/2007	**130**	**45**	**126**	**310**	**64**	**–**	**675**
	Q1/2007	**137**	**40**	**119**	**275**	**123**	**32**	**728**
TOTAL REVENUES	**Q3/2007**	**325**	**44**	**233**	**849**	**51**	**39**	**1,541**
	Q2/2007	**317**	**49**	**282**	**821**	**133**	**22**	**1,624**
	Q1/2007	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
OPERATING EXPENSES	**Q3/2007**	**–228**	**–25**	**–68**	**–417**	**–42**	**–40**	**–821**
	Q2/2007	**–235**	**–26**	**–107**	**–407**	**–52**	**93**	**–735**
	Q1/2007	**–235**	**–23**	**–101**	**–380**	**–60**	**–52**	**–849**
OPERATING PROFIT	**Q3/2007**	**97**	**18**	**165**	**432**	**9**	**–1**	**720**
	Q2/2007	**82**	**23**	**175**	**414**	**81**	**115**	**889**
	Q1/2007	**88**	**22**	**179**	**368**	**106**	**6**	**768**
Provisions for risks and charges	Q3/2007	5	–	–	–16	2	14	5
	Q2/2007	–1	–	–	–15	–	–12	–29
	Q1/2007	–2	–	–	–14	–2	–	–18
Goodwill impairment	Q3/2007	–	–	–	–	–	–	–
	Q2/2007	–	–	–	–	–	–	–
	Q1/2007	–	–	–	–	–	–	–
Net writedowns of loans and provisions for guarantees and commitments	Q3/2007	–58	1	–10	–80	–1	–	–148
	Q2/2007	–58	–	–13	–19	–	–	–90
	Q1/2007	–51	–	–17	–50	–	–	–117
Net income from investments	Q3/2007	–	1	–12	22	1	74	87
	Q2/2007	1	–	–2	–	2	74	75
	Q1/2007	12	–	2	3	1	39	58
Integration costs	Q3/2007	–	–	–	–11	–	–1	–12
	Q2/2007	–	–	–	–5	–	–	–5
	Q1/2007	–	–	–	–2	–	–	–3

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
PROFIT BEFORE TAX	**Q3/2007**	**45**	**20**	**143**	**347**	**11**	**86**	**652**
	Q2/2007	**24**	**22**	**159**	**374**	**82**	**177**	**840**
	Q1/2007	**48**	**22**	**164**	**305**	**105**	**45**	**688**
Income tax	Q3/2007	−10	−4	−27	−82	1	13	−88
	Q2/2007	−5	−6	−29	−69	−17	−9	−134
	Q1/2007	−12	−6	−38	−59	−24	14	−125
NET PROFIT	**Q3/2007**	**36**	**16**	**116**	**285**	**12**	**99**	**564**
	Q2/2007	**20**	**17**	**130**	**306**	**65**	**168**	**705**
	Q1/2007	**36**	**16**	**126**	**246**	**80**	**59**	**563**
Risk-weighted assets	**Q3/2007**	**16,128**	**464**	**29,387**	**47,342**	**5,424**	**3,771**	**102,516**
(average, Austrian Banking Act)	**Q2/2007**	**16,190**	**457**	**31,508**	**44,355**	**4,703**	**3,643**	**100,857**
	Q1/2007	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
Equity allocated (average)	Q3/2007	1,011	181	2,137	7,377	1,884	1,472	14,064
	Q2/2007	1,005	168	2,362	6,891	427	2,910	13,764
	Q1/2007	1,056	233	2,301	6,611	429	2,669	13,300
Return on equity before tax in %	*Q3/2007*	*17.9*	*44.0*	*26.8*	*18.8*	*2.3*	*n.m.**)	*18.6*
	Q2/2007	*9.7*	*52.4*	*27.0*	*21.7*	*77.2*	*n.m.*	*24.4*
	Q1/2007	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*	*20.7*
Return on equity after tax	*Q3/2007*	*14.1*	*34.8*	*21.7*	*15.5*	*2.5*	*n.m.*	*16.0*
before deduction of minority interests in %	*Q2/2007*	*7.9*	*39.3*	*22.0*	*17.8*	*61.0*	*n.m.*	*20.5*
	Q1/2007	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
Cost/income ratio in %	*Q3/2007*	*70.1*	*58.0*	*29.1*	*49.2*	*82.0*	*n.m.*	*53.3*
	Q2/2007	*74.2*	*53.8*	*38.0*	*49.6*	*39.4*	*n.m.*	*45.3*
	Q1/2007	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
Risk/earnings ratio in %	*Q3/2007*	*28.9*	*n.m.*	*6.0*	*14.9*	*1.2*	*n.m.*	*14.5*
	Q2/2007	*31.1*	*n.m.*	*8.3*	*3.8*	–	*n.m.*	*9.5*
	Q1/2007	*27.3*	*n.m.*	*10.7*	*10.5*	–	*n.m.*	*13.2*

*) not meaningful

Notes

Information required under Austrian law

(30) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ M	30 SEPT. 2007	31 DEC. 2006
Core capital (Tier 1)	10,017	8,501
Paid-in capital	*1,469*	*1,069*
Capital reserve	*7,547*	*2,154*
Revenue reserve	*1,056*	*1,054*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*83*	*83*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–3,699*	*225*
Fund for general banking risks	*2,150*	*2,150*
– Intangible assets	*–660*	*–306*
Supplementary elements (Tier 2)	4,196	3,158
Undisclosed reserves	*126*	*9*
Supplementary capital	*474*	*912*
Participation capital	*–*	*–*
Revaluation reserve	*9*	*57*
Subordinated capital	*3,588*	*2,180*
Deductions	–1,106	–886
NET CAPITAL RESOURCES (TIER 1 PLUS TIER 2 MINUS DEDUCTIONS)	13,108	10,773
REQUIREMENT FOR THE BANKING BOOK	8,092	5,851
Assessment basis (banking book)	101,147	73,136
Tier 1 capital ratio	*9.90 %*	*11.62 %*
Total capital ratio	*12.96 %*	*14.73 %*
AVAILABLE TIER 3	784	496
Requirement for the trading book and for open foreign exchange positions	562	245
REQUIREMENT COVERED BY TIER 3	562	245

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 September 2007

€ M RISK WEIGHTINGS	ASSETS AND OFF-BALANCE SHEET POSITIONS	WEIGHTED AMOUNTS	CAPITAL REQUIREMENT
0 %	41,970	–	
10 %	1,035	103	8
20 %	17,166	3,433	275
50 %	22,447	11,224	898
100 %	72,854	72,854	5,828
Investment certificates	1,424	568	46
ASSETS	156,896	88,182	7,055
Off-balance sheet positions	56,681	12,938	1,035
Special off-balance sheet positions	11,665	27	2
BANKING BOOK	225,242	101,147	8,092

Concluding Remarks of the Management Board

of Bank Austria Creditanstalt

(31) Statement by management on the Interim Report

This Interim Report for the first nine months of 2007 and the management report have been prepared to the best of our knowledge in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, IAS 34 (Interim Reporting) in particular, and they provide a true and fair view of the financial position and performance.

In respect of this Interim Report for the first nine months of 2007, the conduct of an audit and a review by an independent auditor have been waived.

Vienna, 8 November 2007

The Management Board

Erich Hampel
(Chairman)

Willibald Cernko

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Regina Prehofer

Carlo Vivaldi

Robert Zadrazil

Income Statement

of consolidated banking subsidiaries in CEE[1]

€ M	TURKEY[2] 1-9/07	TURKEY[2] 1-9/06	TURKEY[2] %	RUSSIA 1-9/07	RUSSIA 1-9/06	RUSSIA %	CROATIA 1-9/07	CROATIA 1-9/06	CROATIA %
Net interest income	**373.6**	**328.8**	**+14%**	**255.7**	**175.7**	**+46%**	**208.8**	**193.2**	**+8%**
Net fee and commission income	182.6	155.0	+18%	80.5	34.9	>100%	86.4	71.4	+21%
Net trading income	20.6	12.0	+72%	−9.1	73.1	n.m.	15.6	11.9	+31%
Net other operating income/expenses	31.0	23.0	+35%	4.1	1.9	>100%	54.6	33.3	+64%
Net non-interest income	**234.3**	**190.0**	**+23%**	**75.5**	**109.9**	**−31%**	**156.6**	**116.7**	**+34%**
TOTAL REVENUES	**607.9**	**518.7**	**+17%**	**331.3**	**285.5**	**+16%**	**365.5**	**309.8**	**+18%**
OPERATING EXPENSES	**−302.8**	**−276.3**	**+10%**	**−124.6**	**−97.7**	**+28%**	**−187.3**	**−183.5**	**+2%**
OPERATING PROFIT	**305.1**	**242.4**	**+26%**	**206.7**	**187.8**	**+10%**	**178.2**	**126.3**	**+41%**
Provisions for risks and charges	−43.6	−13.8	>100%	−0.7	−0.3	>100%	−0.4	−0.9	−60%
Net writedowns on loans	−33.4	−38.9	−14%	−31.7	−22.9	+38%	3.7	−11.2	n.m.
Net income from investments	10.0	0.3	>100%	0.0	0.0	n.m.	−0.3	5.8	n.m.
Integration costs	0.0	−4.5	−100%	0.0	0.0	n.m.	0.9	0.0	n.m.
PROFIT BEFORE TAX	**238.1**	**185.5**	**+28%**	**174.3**	**164.6**	**+6%**	**182.1**	**120.0**	**+52%**
Cost/income ratio	49.8%	53.3%		37.6%	34.2%		51.3%	59.2%	
Exchange rate	1.807	1.774		34.792	34.053		7.341	7.315	
Appreciation/depreciation against the euro	−2%			−2%			−0%		

€ M	CZECH REPUBLIC 1-9/07	CZECH REPUBLIC 1-9/06	CZECH REPUBLIC %	SLOVAKIA 1-9/07	SLOVAKIA 1-9/06	SLOVAKIA %	SLOVENIA 1-9/07	SLOVENIA 1-9/06	SLOVENIA %
Net interest income	**147.9**	**122.1**	**+21%**	**60.9**	**59.6**	**+2%**	**25.5**	**23.6**	**+8%**
Net fee and commission income	83.1	71.7	+16%	17.9	19.6	−9%	13.2	11.0	+20%
Net trading income	3.4	16.4	−80%	18.7	−1.4	n.m.	2.3	0.4	>100%
Net other operating income/expenses	0.0	0.0	−51%	2.2	−0.6	n.m.	0.3	0.7	−58%
Net non-interest income	**86.5**	**88.1**	**−2%**	**38.8**	**17.6**	**>100%**	**15.8**	**12.1**	**+31%**
TOTAL REVENUES	**234.3**	**210.1**	**+12%**	**99.7**	**77.2**	**+29%**	**41.3**	**35.7**	**+16%**
OPERATING EXPENSES	**−107.8**	**−96.1**	**+12%**	**−48.3**	**−47.0**	**+3%**	**−21.4**	**−20.9**	**+3%**
OPERATING PROFIT	**126.5**	**114.0**	**+11%**	**51.3**	**30.2**	**+70%**	**19.9**	**14.8**	**+34%**
Provisions for risks and charges	0.2	0.1	+54%	−0.4	1.4	n.m.	−0.1	−0.3	−80%
Net writedowns on loans	−13.5	−5.3	>100%	−4.3	−4.4	−2%	−3.4	−3.1	+9%
Net income from investments	0.1	−4.1	n.m.	−1.6	1.6	n.m.	−0.6	0.3	n.m.
Integration costs	−5.7	0.0	n.m.	−0.3	−0.3	+13%	−0.9	0.0	n.m.
PROFIT BEFORE TAX	**107.7**	**104.7**	**+3%**	**44.8**	**28.6**	**+57%**	**15.0**	**11.7**	**+28%**
Cost/income ratio	46.0%	45.7%		48.5%	60.9%		51.8%	58.5%	
Exchange rate	28.080	28.451		33.892	37.665		1.000	1.000	
Appreciation/depreciation against the euro	+1%			+11%					

1) 1−9/06 pro forma
2) pro quota
n.m. = not meaningful

BULGARIA			ROMANIA			HUNGARY		
1–9/07	1–9/06	%	1–9/07	1–9/06	%	1–9/07	1–9/06	%
144.2	**120.7**	**+19%**	**69.9**	**46.8**	**+49%**	**113.4**	**90.5**	**+25%**
55.1	44.1	+25%	64.6	52.1	+24%	59.1	48.1	+23%
–0.7	3.3	n.m.	59.5	63.1	–6%	11.1	14.1	–21%
1.8	2.5	–31%	–2.6	–2.4	+11%	–0.3	0.0	n.m.
56.1	**49.9**	**+12%**	**121.5**	**112.8**	**+8%**	**69.9**	**62.1**	**+13%**
200.4	**170.7**	**+17%**	**191.3**	**159.6**	**+20%**	**183.3**	**152.6**	**+20%**
–79.3	**–78.4**	**+1%**	**–97.3**	**–81.0**	**+20%**	**–89.9**	**–71.7**	**+25%**
121.1	**92.3**	**+31%**	**94.0**	**78.5**	**+20%**	**93.4**	**80.9**	**+15%**
0.6	0.5	+28%	–0.6	0.0	n.m.	0.0	–2.4	n.m.
–19.5	–14.1	+38%	–12.8	–13.1	–2%	–14.2	–7.7	+85%
7.0	9.4	–26%	–0.5	–0.4	+28%	12.6	–2.7	n.m.
–3.0	–25.8	–88%	–3.4	0.0	n.m.	–3.2	0.0	n.m.
160.1	**62.3**	**+70%**	**76.7**	**65.1**	**+18%**	**88.6**	**68.2**	**+30%**
39.6%	45.6%		50.9%	49.7%		49.1%	47.0%	
1.956	1.956		3.297	3.549		250.847	265.395	
+0%			+8%			+6%		

BOSNIA			SERBIA			BALTICS			CEE BANKS TOTAL		
1–9/07	1–9/06	%	1–9/07	1–9/06	%	1–9/07	1–9/06	%	1–9/07	1–9/06	%
56.7	**23.3**	**>100%**	**25.9**	**21.5**	**+21%**	**10.7**	**10.3**	**+3%**	**1,493.3**	**1,215.9**	**+23%**
23.7	13.5	+76%	12.9	7.4	+74%	0.3	1.6	–79%	679.5	530.3	+28%
2.7	0.4	>100%	4.1	5.0	–17%	–2.1	–0.1	–>100%	126.2	198.1	–36%
–0.2	–0.4	–59%	–0.1	–0.1	–16%	–0.1	–0.4	–83%	90.7	57.6	+57%
26.3	**13.5**	**+95%**	**16.9**	**12.2**	**+38%**	**–1.8**	**1.1**	**n.m.**	**896.4**	**785.9**	**+14%**
83.0	**36.8**	**>100%**	**42.8**	**33.7**	**+27%**	**8.9**	**11.4**	**–22%**	**2,389.7**	**2,001.8**	**+19%**
–53.5	**–27.0**	**+98%**	**–21.1**	**–18.9**	**+12%**	**–6.3**	**–7.3**	**–13%**	**–1,139.8**	**–1,005.9**	**+13%**
29.4	**9.7**	**>100%**	**21.7**	**14.8**	**+47%**	**2.5**	**4.1**	**–38%**	**1,249.8**	**995.9**	**+25%**
–0.2	0.0	n.m.	–0.2	0.0	n.m.	0.0	0.0	n.m.	–45.3	–15.7	>100%
0.8	–3.0	n.m.	–2.0	–1.3	+63%	0.6	–2.3	n.m.	–129.7	–127.2	+2%
0.7	0.0	n.m.	0.2	–0.1	n.m.	0.2	0.0	n.m.	27.8	10.2	>100%
–2.6	0.0	n.m.	0.0	0.0	n.m.	0.0	0.0	n.m.	–18.0	–30.6	–41%
28.1	**6.7**	**>100%**	**19.6**	**13.4**	**+47%**	**3.4**	**1.9**	**+82%**	**1,084.6**	**832.7**	**+30%**
64.5%	73.6%		49.4%	56.2%		69.3%	63.9%		47.7%	50.2%	
1.956	1.956		80.389	85.720		0.700	0.696				
–0%			+7%			–1%					

Contact

Investor Relations of Bank Austria Creditanstalt

Renngasse 2, 1010 Vienna, Austria	
Tel: (+ 43) (0)5 05 05-588 53	
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Vertneg Tel: (+ 43) (0)5 05 05-596 01	e-mail: harald.vertneg@ba-ca.com

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1]	Aa2	Aa3	P-1
Standard & Poor's[2]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar (preliminary)

13 March 2008	Full-year results for 2007
8 May 2008	Results for the first three months of 2008
5 August 2008	Results for the first six months of 2008
12 November 2008	Results for the first nine months of 2008

All information is available electronically at http://ir.ba-ca.com

Published by

Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6-8
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor:
Michael Trischler
Identity & Communications
Corporate Report

Photograph: Ursula Künstler

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Holzhausen

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
e-mail: pub@ba-ca.com
24h ServiceLine: within Austria: 05 05 05-25; from abroad: + 43 5 05 05-25
Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove to be incorrect, or should risks mentioned in the Interim Report materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Interim Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report

8 November 2007

Bank Austria
Creditanstalt

Member of UniCredit Group

Bank Austria Creditanstalt

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Press Release

29.10.2007

BA-CA Money Investment Barometer on World Savings Day: Austria's financial institutions await customer rush

- **Around 2 million savers will visit their bank the day after tomorrow**
- **Private pension provisioning remains the main motive for saving**
- **Online savings increasing despite customer reluctance**
- **Austrians investing more than ever**

Austrian financial institutions are bracing themselves for a veritable customer rush. Around two million savers, or one in four Austrians, intend to visit their bank on World Savings Day. This is one of the findings of the current BA-CA Money Investment Barometer, a representative survey conducted by the market research institute FESSEL-GfK for Bank Austria Creditanstalt (BA-CA). "Despite its long tradition, World Savings Day still retains the character of a family festival. There are presents for young investors as a reward for saving, while grown-ups can find out more about new products and check how big their nest egg currently is," says Werner Kretschmer, BA-CA director for Private Banking and Asset Management.

When asked about their reasons for visiting their bank branch, 27 per cent of the population say they are accompanying their children or grandchildren. Twenty-five per cent are looking forward to the presents they receive and 23 per cent call in to the bank because of the delightful traditions of World Savings Day. Overall, World Savings Day in 2007 is perceived much more by ordinary Austrians as a good opportunity for contact with the bank and as a thank-you from the financial institutions than in recent years.

When it comes to the motivation for these savings and investments, private pension provisioning remained the key factor for 72 per cent of those polled. This was followed at 67 per cent by the legendary "contingency fund" and financial security for children at 62 per cent. "The desire to provide financial security for oneself and one's children is a long-running issue. This stems from a growing awareness of the problematic pension situation and declining confidence as regards state benefits. This is a great opportunity for banks and the solutions they offer," comments Kretschmer.

Online savings products: one in ten uses them, one in five has thought about it
Although the BA-CA Money Investment Barometer shows great reservations regarding saving via the Internet, this form of investment is still making progress. According to the survey, nine per cent, or around 630,000 Austrians, already have an online savings product. A further 19 per cent can envision using online savings in principle. However, 72 per cent remain sceptical towards the format. "Banking transactions are a matter of trust. We see OnlineB@nking as an important additional offering for our customers and we will develop this further on a targeted basis," stated BA-CA director Werner Kretschmer.

BA-CA currently offers five different savings products via the e-Shop in its OnlineB@nking range. Erfolgskapital fix and ErfolgsKapital dynamisch were launched by the bank in January as Austria's first account-based online savings products. Overall, BA-CA has approximately 505,000 OnlineB@nking customers.

Record investment 2007: EUR 191 per month
According to projections by BA-CA Group economists, savings in Austria will reach a record level in 2007 at EUR 191 per person per month. This corresponds to around 11.6 per cent of the average monthly net income. In the previous year, new capital formation amounted to around EUR 168 per month. On the whole, strong growth in monetary wealth formation in Austria continues to benefit from the upward trend in incomes and moderate consumption propensity.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0) 50505 ext. 52819

E-mail: tiemon.kiesenhofer@ba-ca.com

Bank Austria Creditanstalt

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Press Release

19.10.2007

Bank Austria Creditanstalt Asset Allocation for Q4 2007
Summer storms on the stock exchanges

....

- **Equities weighted neutrally – yet "bias" on Buy**
- **Uncertainty due to private consumption and oil price not yet cleared up**
- **Foreign currencies and emerging market bourses underweighted**

The final quarter of this year is set to be dominated by the question of how much the **financial crisis** in the summer will leave its mark on other areas of the economy, if it has not done so already. There are definitely signs of a minor cool-down in economic activity (real estate market in the USA still weak, labour market data also slightly disappointing), but the interest rate cut of the US Federal Reserve in September fuelled the hopes of market players that the intervention of the Fed would calm things down. In this respect the forthcoming **Christmas season** is obviously a key factor, as it enables particularly informative conclusions to be drawn on private consumption.

Another crucial topic in the current environment is the **price of oil**, which even without major hurricanes has reached new record highs. On the one hand the upwards pressure on raw material prices is being fuelled by the weak dollar, while on the other hand some geopolitical difficulties have recently surfaced again (Turkey / Iraq). Consequently the international central banks, above all the **ECB**, find themselves in a dilemma. The escalating oil price (and other raw material prices) is driving inflation, but nobody wants to stall the recovery on the markets in any way by bumping interest up prematurely. Sooner or later though, the anti-inflation tendencies of the ECB will prevail, and the tightening cycle will be continued.

The role of the **US dollar** is also likely to play its part in the interest considerations of the ECB, since its weakness necessitates a certain tightening of European monetary policy. Yet the fact that the ECB is at best keeping quiet while the Fed has already made one cut does not suggest that a turnaround in currency trends is just around the corner.

Although the summer crisis did not favour the **earnings positions of businesses,** it now appears that the majority are convinced their results for the 3rd quarter will set them straight again. Moreover there were some very positive surprises, notably in the area of technology.

All told, we are not yet really convinced that the stock exchanges have navigated their way out of the choppy waters completely. In the course of the summer we scaled our **equities weighting back to "neutral"**, and we stick by it now. Nonetheless, if in doubt we would rather buy than reduce further, and consequently our current **bias** is **"overweight"**.

Looking at the portfolio as a whole we still favour the euro area, particularly for bonds, which for the time being also means that we do not anticipate any immediate change in trend for the dollar. In terms of equities the emerging market exchanges are underweighted, while for bonds our shares in US dollars and the yen are under the benchmark too. Both components (**emerging market bourses and foreign currencies** in the bond segment **underweighted**) also underline our approach that still exhibits cautious optimism.

Our **recommendations** for the 4th quarter include defensive stocks such as the utility **Eon** and the household goods manufacturer **Procter & Gamble**. The booming price of oil should provide some tailwind for **SBM Offshore**. More cyclical stocks include the human resource solutions firm **Adecco** from Switzerland as well as the retailer **PPR** (fresh from its takeover by Puma). Finally, technology is represented by **Microsoft**.

Enquiries: Bank Austria Creditanstalt Asset Management
Monika Rosen, Head of Research, Tel. (01) 33 147 Ext. 5403
E-Mail: monika.rosen@amg.co.at

Bank Austria Creditanstalt

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Press Release

18.10.2007

UniCredit Group rolls out credits without boundaries
Cross border credits now easy and flexible to access in 20 countries

....

The UniCredit Group has the most comprehensive network in Europe. This enables the Group to offer a special product to its multipresent corporate customers: the Cross Border Plus Credit. This is a custom-tailored solution, for start up companies as well as for mid- and large-sized companies, to arrange the financing of their subsidiaries in the CEE countries as well as Italy, Austria and Germany. UniCredit Group offers this unique service to more than 100,000 companies in 20 countries across Europe.

The Cross Border Plus Credit is unbureaucratic and fast to access: every UniCredit Group customer can address his relationship manager at parent company level for such a credit. Based on the overall business relationship and the parent's creditworthiness the parent's bank extends first class references to the UniCredit Group bank wherever credit is needed. In the country where the subsidiary is domiciled, the local relationship manager then takes care of the quick local credit process, ensuring a swift disbursement of the facility. The customer can choose from different loan arrangements, for example a working capital facility/overdraft, investment loans and guarantees. Furthermore the credits are available in an amount of up to 10 million Euros (or counter value in local currency) and up to a tenor of 5 years.

With the Cross Border Plus Credit the customers' needs are perfectly met. Companies are not only able to increase the business abroad in an efficient way, but furthermore they get assistance from a strong partner with a large network spanning Europe. The first truly European Bank, the UniCredit Group, currently operates in 20 core countries. After the merger with Capitalia the Group has 9.000 branches. Throughout this network the relationship man-agers offer the Cross Border Plus Credit to their customers.

Enquiries: Bank Austria Creditanstalt Press Office
Silvana Lins, Tel. +43 (0) 50505-56036
E-Mail: silvana.lins@ba-ca.com

Bank Austria Creditanstalt

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Press Release

17.10.2007

Bank Austria Creditanstalt Job Notice:
Ralph Müller new Director of the Retail Customer Business

A reshuffle in the top management of Bank Austria Creditanstalt (BA-CA) is to take place on 1 January 2008, when, subject to Supervisory Board approval, Ralph Müller, 39, will assume responsibility for business with domestic retail customers within the BA-CA Management Board. He is succeeding Willibald Cernko, 51, who in future will focus on his responsibilities as a member of the Management Board of HVB. At the same time, Cernko will also be responsible for overall management of the Retail Division in Germany and Austria, and as Deputy Head of the Retail Division will support Roberto Nicastro.

Willibald Cernko: "I am delighted with this succession plan, as it ensures a maximum degree of continuity. With Ralph Müller we have found a manager for this position of responsibility who is extremely familiar with the bank and the domestic retail business and who has played a major role in the positive development of the Retail Division in Austria."

Ralph Müller, who was born in Germany but grew up in Graz, has held a variety of positions at BA-CA since joining the company in 1996. Among other things, he developed the BA-CA Financial Services department, in which the business with independent sales partners is grouped. As head of the project Fit for Sales he played a leading role in modernising bank sales. Most recently, he was head of the Sales Division. Ralph Müller is married and has a son.

BA-CA currently has some 400 branches throughout Austria. More than 3,000 branch workers serve approximately 1.8 million retail customers.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Martin Halama, Tel. +43 (0) 50505 EXT 52371
e-mail: martin.halama@ba-ca.com

A printable photograph of Ralph Müller is available for download at http://pressefotos.ba-ca.com. It may be printed free of charge.

Bank Austria Creditanstalt

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Press Release

17.10.2007

South Eastern Europeans want to invest in their homes

- **Primary objective of households in SEE is investment in their homes**
- **Growth in the mortgage segment is forecasted to reach 24 % yearly in 2007 – 2009**

Dubrovnik/ Vienna – The region of South Eastern Europe continues to deliver strong growth well above EU level. 2007 will be another year of fast growth for this region, with an expected GDP increase of 5.9%. Growth continues to be supported by lively consumption and investment activity. "The strong consumption is driven by households' wish to reach the same living standards of their richer Western European neighbours", says Debora Revoltella, CEE Chief Economist of the UniCredit Group at the Euromoney Conference in Dubrovnik.

Strong growth above 5%/6% is anticipated in Bulgaria and Romania this year and in 2008, with both countries still profiting from the positive EU accession. Growth is expected to reach its peak in Croatia this year, topping at 5.5%, and to remain robust in 2008 despite some slow-down triggered by recently introduced measures relating to credit growth.

Strong domestic demand and a favourable external environment are behind driving the dynamic performance in both Serbia and Bosnia and Herzegovina. In both countries, however, sustainability of growth in the medium term is conditional on advancement of progress in structural reforms. In Bosnia and Herzegovina, political forces have so far continued to fail to reach the necessary consensus, while in Serbia forthcoming local and presidential elections are likely to delay further actions.

In the SEE region, the households remain an important driver of growth. Households are rapidly adapting their consumption habits to new and improved standards of living. "Consumption is marked by fast income growth and improved access to the credit market. This is also supported by a wealth effect arising from fast growth of house prices", says Debora Revoltella. The private consumption grows extraordinary in the SEE countries stimulated by still low endowment of durable goods. Only roughly 30% of the South Eastern Europeans possess a computer and just under 40% own a car.

At the same time, households are increasingly inclined towards real estate investment; there is a strong demand for dwellings financed by mortgages. Households are actually continuing to save, but they are also gradually redirecting their saving capacity to invest in their house. In Bulgaria and more recently in Croatia, the emergence of new savings flows is adding to the accumulation of wealth (financial and real).

Given households' attitude, the residential housing market continues to offer good opportunities. Home ownership is well above the CEE average, but there is still high potential for future growth in the market, especially related to quality improvements. Strong demand for housing in the context of still constrained supply is driving a significant increase in house prices. In most SEE countries still persists some underevaluation of prices of houses compared to their theoretical level, except for Croatia.

Overall, developments in the residential property market in SEE suggest a high potential for the mortgage market in the region. "We will have 24% growth per year in 2007 – 2009 in the mortgage segment", so says Debora Revoltella, CEE Chief Economist of the Economic Research Department.

About the UniCredit Group
With a current market capitalization of approximately €84 billion (1 October 2007), ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as at 30 June 2007.
Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly

strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Bank Austria Creditanstalt Communications CEE
Christina Bischof, phone: +43 (0) 50505 - 57126
e-mail : christina.bischof@ba-ca.com

Bank Austria Creditanstalt

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Press Release

15.10.2007

BA-CA Business Indicator:
Economic mood begins to turn

....

- **Domestic sentiment is now clearly deteriorating**
- **Mood abroad continues to decline**
- **Growth in the second six months, however, remains above the long-term trend**

Bank Austria Creditanstalt's (BA-CA) business indicator fell in September from 4.8 to 4.3. This equals the biggest drop in 2.5 years. "Foreign demand, which has been slowing down for some time, is now beginning to dampen domestic economic sentiment too", says Marianne Kager, chief economist at BA-CA.

For the first time, consumer sentiment in Austria also experienced a downturn. "The crisis in the financial markets and the increase in inflation depressed the mood of consumers, although they do remain optimistic about a further fall in unemployment", according to BA-CA economist Stefan Bruckbauer.

The global economic slowdown ought now to be reflected in domestic industrial sentiment . With foreign orders down over the summer, the order situation at home is now deteriorating. "Industrial sentiment in our most important sales markets is at its lowest for a year", stresses Marianne Kager.

Slowdown in economic momentum during the second half of the year
According to BA-CA's economists, the trend in the business indicator confirms their expectation of an economic slowdown in the third and fourth quarters of 2007. "Austria's economy looks to have peaked during the first half of the year, although growth in the second six months too remains clearly above what has been the average for many years", says Bruckbauer qualifying the anticipated economic slowdown.

BA-CA economists only expect growth rates to fall to what has been the long-term average of just over 2 percent in 2008. In this respect, consumption should nevertheless be a mainstay. "Despite the fall in consumer sentiment, this is still clearly above the long-term trend. We therefore expect a recovery in consumption in Austria in future", states Bruckbauer.

However, for the economy as a whole, economists are assuming that there will be a slowdown next year, and accordingly expect overall Austrian economic growth of 2.3 percent in 2008 following 3.3 percent in 2007. They anticipate that there will be a "soft-landing" in the USA, the economy in the eurozone will slow to around 2 percent of growth and the euro will not appreciate further against the dollar. If the USA cools off more significantly, the eurozone grows noticeably less than 2 percent and the euro rises to over 1.50, growth of well under 2 percent should be expected for Austria. If this were the case, though - and at the moment it is not expected to be - Austria would still not be threatened by recession, even if the risks to the economy have again increased in the last month.

charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 - 41951
E-mail: stefan.bruckbauer@ba-ca.com

Bank Austria Creditanstalt

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Press Release

11.10.2007

Foundation stone laid for Wien Mitte

The foundation stone ceremony marked the start of construction on the Wien Mitte NEU project. Wien Mitte is Vienna's biggest inner city construction project and comprises a multifunctional building with a gross floor area of 127,000 square metres and includes building over Wien Mitte station. The Wien Mitte NEU project has been the subject of debate for many years and is now being implemented after numerous, and in some cases, far-reaching changes. The laying of the foundation stone today was carried out by the mayor Michael Häupl, Federal Minister Werner Faymann, BA-CA CEO Erich Hampel and BAI- und Immobilien Holding Managing Director Thomas Jakoubek.

Erich Hampel, CEO of Bank Austria Creditanstalt (BA-CA): "We became involved in Wien Mitte because we are convinced of the success of this key project for Vienna. Our involvement as a 50% project partner and financier shows that we are ready to act when it comes to sharing responsibility for urban development."

Wien Mitte station has been an import public transport hub for two hundred years. Originally the site was a central port for hard coal deliveries from Ödenburg. Later it became home to the newly constructed main customs office building. With the advent of the metro railway in 1962 it became "Landstrasse station" before being renamed "Wien Mitte" in 1976 when the metro system was built. Today Wien Mitte is one of the most highly frequented transit hubs in the city, with over 100,000 passengers a day. The concept to build over such a busy public location with access to two metro lines, five commuter rail lines and the city airport train (CAT) was the outcome of an urban development competition in 1990. The design by Ortner & Ortner was selected as the lead project and has been subsequently modified in several development stages.

Following massive objections from UNESCO to the construction of the property already planned and approved in 2002 which featured three high rise towers up to 90 metres high (the height of the buildings was not in keeping with Vienna's world heritage status), the city of Vienna held a competition for a new zoning concept in 2003. The project was then to be executed by the building contractor with the existing planning team in line with the new concept. In October 2003, the jury recommended the proposal from architects Henke & Schreieck as the basis for a new development plan. This planning document forms the basis for the construction of the present Wien Mitte project, which is being implemented by the architect group Ortner & Ortner, Neumann + Steiner and Lintl + Lintl as intended.

But Wien Mitte is still not a simple project. The complexity of the construction project stems from several factors. On the one hand, there are construction and design conditions which make the work difficult and complicated. As a result of the different utilisations and ongoing operations of the metro and commuter railways, continuous construction is not possible. On the other hand, the property ownership situation is also complicated and necessitates numerous usufructuary rights and a host of servitudes. The current rent price levels on the property market in Vienna are also creating additional problems.

Nothing now stands in the way of implementation of the project by Wien Mitte Immobilien GmbH. The necessary permit procedures are largely complete and the building permit and approvals under traffic and rail legislation have been issued. With regard to marketing of the property, we are pleased to already report above-average interest and the acquisition of one major tenant. The Finance Ministry has signed a rental agreement for 34,000 square metres, which corresponds to around two thirds of the total lettable office space.

Enquiries:

BAI Bauträger Austria Immobilien GmbH
A-1020 Vienna, Leopold-Moses-Gasse 4

Nina Jäger
Tel.: +43/676 / 84 30 12 320
e-mail: nina.jaeger@bai.at

Bank Austria Creditanstalt
Press Office Austria
Christian Kontny
Tel. +43 (0)50505 / 52483
e-mail: christian.kontny@ba-ca.com

Press Release

10.10.2007

Things quiet down on the ATX

Volatility set to decline
Disjointed stock price development, risks remain

Economists around the world continue to advise caution because the crisis is not yet over, but the warnings are falling on deaf ears as far as the stock markets are concerned. A closer examination reveals few fundamental backing for the current stock price surge, and Alfred Reisenberger, Head of Equity Research Austria at UniCredit (CA IB) also advises restraint: "There is still a great deal of uncertainty, but this is not reflected in the current stock prices. Investors are ignoring the warnings, many are acting as if nothing were amiss."

The huge amount of liquidity on the market, which is in part a result of injections by the central banks to stem the effects of the crisis on the US mortgage market, is one big reason for the disjointed development of stock prices around the world. Another factor pushing stock prices up is the attractive valuation levels, but Reisenberger takes these with a grain of salt. "Earnings projections can still be off by a wide margin as long as the crisis in the USA has not passed. Third quarter reports should shed more light on how businesses are really doing."

Modest earnings growth
Breaking the trend of recent years, earnings growth for listed Austrian companies has not increased to any significant extent since the beginning of the year. The high volatility is likely to die down again on the Vienna stock exchange after the announcement of the third-quarter results, which should bring no real surprises.

UniCredit analysts project the ATX to keep its level for the moment. It may, however, rebound by the end of the year and reach levels of 4,950 points. Non-cyclical stocks like Post, Flughafen Wien and Verbund are looking more interesting again, as are SBO, Wienerberger, CA Immo and Immoeast.

Enquiries: Veronika Fischer-Rief
UniCredit Markets & Investment Banking, Public Relations
Tel. +43 50505-82833,
veronika.fischer-rief@ba-ca.com

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Press Release

09.10.2007

Bank Austria Creditanstalt Job Notice: Stephan Knechtel heads up "Sourcing Austria & CEE"

Since 1 September, Stephan Knechtel, 44, has headed up the newly created "Sourcing Austria & CEE" division at Bank Austria Creditanstalt (BA-CA). Over the last one and a half years Knechtel has globalised and thus restructured procurements in Milan as the head of sourcing at UniCredit Italy. At the same time he also laid the foundations in Vienna for strategic sourcing management in CEE. He has therefore accomplished the integration of Global Procurement within UniCredit six months earlier than planned. In his new function, Knechtel will predominantly be focusing on the organisation and strategic management of procurements at all subsidiary banks throughout Central and Eastern Europe.

Stephan Knechtel has been working at BA-CA since 1998. He is married and has one daughter. His appointment underlines the importance of Vienna for UniCredit Group as a competence centre for Central and Eastern Europe. Knechtel will also be in charge of developing new sourcing markets for UniCredit Group.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 Ext. 52819;
E-Mail: tiemon.kiesenhofer@ba-ca.com

You can download a printable photograph of Stephan Knechtel from the Internet at http://pressefotos.ba-ca.com. Copies may be made free of charge.

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Press Release

05.10.2007

Slovakia is in line with Maastricht for the euro accession in 2009

- **In Slovakia falling inflation, rising employment and strong economic growth secure stability**
- **Slovakia is still the frontrunner for euro accession in 2009**

In Slovakia the inflation reached a historical low point in August, meeting the relevant Maastricht criterion for the first time. UniCredit Group economists see the strong economic growth and the good balance between the domestic and external demand as clear signs for a continuing stability of the country.

In Q2 2007 growth of GDP accelerated to 9.4 per cent (Q1 2007: 9.0 per cent). According to the UniCredit Group experts growth has most likely reached its peak, taking into account the base effect a slight slowdown in H2 is expected. Despite that GDP growth should remain relatively strong and well balanced – driven both by domestic and external demand. So for the whole year 2007 a GDP growth of 8.8 per cent is expected. In 2008 GDP growth probably does not reach the record-setting 2006-2007 performance, still the strong dynamics should persist in the coming years as well.

Good news come from the Slovak labour market as the outflow of labour force has stopped. The economy is able to generate new jobs, so Debora Revoltella, UniCredit Group CEE Chief Economist, and the exodus of the workforce to foreign countries stagnated in the second quarter of 2007. Overall, employment grew by 2 per cent according to the ESA-95 methodology. As expected, unemployment fell hand-in-hand with rising employment and economic growth, so Viliam Patoprsty, UniCredit Group expert in Slovakia and Chief Analyst in UniCredit Bank Slovakia.

Slovakia starts to fulfil inflation criterion

Slovakia fulfilled the Maastricht inflation criterion – the first time in its history – in August. Harmonised inflation dropped to 1.2 per cent in August, which means the 12-months average annual inflation amounted to 2.37 per cent. The inflation criterion for that same period was 2.56 per cent. As inflation remains among the lowest in the EU countries and UniCredit Group economists expect only a slight acceleration by the end of the year, the country should be able to meet the nominal inflation criterion safely in the spring of next year. However, some inflation pressures could arise in the coming years. Despite this, the UniCredit economists expect that inflation will not "get out of hand" and should stay close to the level of Maastricht requirement, broadly moving in a range of 2.0 – 3.0 per cent.

"We see a 70 % chance of meeting all the Maastricht criteria as of the first quarter 2008," so Viliam Patoprsty, "Slovakia should not have problems in meeting the criteria for interest rates and public debt and inflation dropped below the Maastricht criterion in August. The key issue on the way to the euro will be the public finance deficit." Slovakia did not include the deficit of the National highway company, of public media and other components of public finance in compliance with ESA-95 methodology in the data for the last and the current year. So a possible increase in the public finance deficit for the last and the current year could follow. Despite that the fulfilment of this Maastricht criterion is still likely.

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Enquiries: Bank Austria Creditanstalt International Press Relations
Silvana Lins, Tel. +43 (0)5 05 05-56036;
e-mail: silvana.lins@ba-ca.com

Bank Austria Creditanstalt

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28.09.2007

BA-CA and KfW sign third blanket credit agreement: EUR 150 million in low-interest loans for Austrian SMEs

....

Bank Austria (BA-CA) has obtained EUR 150 million from Kreditanstalt für Wiederaufbau (KfW) to provide low-interest loans. This money is targeted specifically at Austrian small and medium-sized enterprises and is intended to support them with their long-term investment plans.

BA-CA therefore has credit lines from KfW amounting to EUR 600 million which are to be used for lending in Austria. BA-CA has an additional EUR 300 million available to provide loans in Central and Eastern Europe (CEE). All told, BA-CA has thus secured low-interest refinancing from KfW for its SME client segment totalling almost EUR 1 billion, therefore cementing its position as the largest partner of the development bank in Austria.

Kreditanstalt für Wiederaufbau (KfW) is one of the largest development banks in Europe. It was founded in 1948 and is based in Frankfurt am Main. Among other things KfW offers credit programmes and refinancing within the EU and CEE. These facilitate the granting of low-interest loans for small and medium-sized enterprises, the self-employed and sponsors of infrastructure projects.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0) 50505 EXT 52483
e-mail: christian.kontny@ba-ca.com

Bank Austria Creditanstalt

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Press Release

20.09.2007

New brand strategy: UniCredit Group opts for Bank Austria brand name

- **UniCredit Group pursues new brand strategy: "UniCredit Group" master brand**
- **"Bank Austria" will be the new brand name of Austria's largest bank from 2008**
- **New brand strategy already implemented in CEE countries**

UniCredit Group is introducing a master brand strategy. Under this strategy, the master brand - "UniCredit Group" - with its logo and design will be reflected in the brands used in the countries and business segments in which the Group is active. The objective is to communicate both internally and externally that all of the Group's units belong to a strong European banking group.


Bank Austria

The following changes will take place in Austria: In the future, Austria's largest bank will operate under the "Bank Austria" brand name using the design of the master brand. The switch to the new brand will take place in the first quarter of 2008. The brands of the two private-banking subsidiaries - Schoellerbank and BANKPRIVAT - will also be adapted accordingly. Their well-positioned brand names will remain unchanged and a new design will be used.

"Our new brand shows UniCredit Group's strong commitment to the Austrian market and reflects Bank Austria's membership of UniCredit Group. Bank Austria has been a member of one of the leading European banking groups for two years, which gives us a competitive advantage. This is clearly reflected in our performance. We aim to further develop this advantage by giving clearly visible expression to our membership of UniCredit Group also in our brand," says Erich Hampel, CEO of BA-CA. "I expect the new brand strategy to significantly enhance efficiency in our communication activities. In the future, all banks of the Group will benefit from international campaigns conducted under the master brand."

In addition to the new visual identity, the bank's name will also change: "Bank Austria Creditanstalt" will become "Bank Austria". This step is based on a thorough analysis. Five years after the merger of Bank Austria and Creditanstalt to form "Bank Austria Creditanstalt", only a very small number of Austrians covered by a survey associate the bank with the name "Creditanstalt". These are the exact figures: among a customer share of 18 per cent in retail banking, only one per cent of Austrians refer to "Creditanstalt" as their bank.

BA-CA's CEO Erich Hampel: "We are convinced that now is the time to simplify our brand

name. This will make communication much easier for us. Moreover, Bank Austria is an excellent brand name for an Austrian bank." Market research shows that the new "Bank Austria" brand with the new design will meet with a high level of acceptance among customers and lead to a distinctive positioning which combines local strength and international expertise.

Membership of UniCredit Group will also be reflected in new e-mail addresses. In the future, the Group's employees in all countries and practically all business segments will use the "unicreditgroup.eu" domain or – for technical reasons during a transitional period – "unicreditgroup.country".

"Over the past years, UniCredit Group has grown into a leading European bank with over 35 million customers and about 135,000 employees. We are now building a strong European brand," says Alessandro Profumo, CEO of UniCredit Group, adding that "through our new brand strategy, we will make the strengths of our network and the resulting advantages for our customers even more clearly visible. The fact that our strong national brands belong to a leading international banking group will be easy to recognise and this will further enhance our competitiveness."

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Halama, tel. +43 (0)50505 52371,
e-mail: martin.halama@ba-ca.com

Bank Austria Creditanstalt

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Press Release

14.09.2007

Storm recovery loans and credit available immediately from BA-CA

- **No arrangement fees, special interest rates from 4.5% (variable)**
- **For clearing up damage to buildings and replacing consumer goods**

In the face of the floods and the resulting damage to buildings and consumer goods, Bank Austria Creditanstalt (BA-CA) is once again offering particularly attractive finance, as it did in April 2006, as a matter of priority in parts of Lower Austria, which is available immediately to help flood victims. BA-CA is also dispensing with arrangement fees until 31 December 2007 and guarantees swift, straightforward processing. The insurance declaration or a confirmation from the local authority is sufficient proof of employment of funds for the requested credit amount. Initial information can be obtained by calling the 24-hour service line on 050505 – 25 (no dialling code required when calling from anywhere in Austria).

The storm recovery loan provides for the low-cost, long-term financing of repairs to damaged buildings. It has a maximum term of 25 years and a variable interest rate of 4.5% with special benefits for residential housing. Depending on the agreement, repayment can begin up to 12 months after the loan has been credited. Storm recovery credit is intended for the rapid replacement of consumer goods and vehicles. It has a maximum term of seven years and a variable interest rate of 5.875%. This product makes it possible to overcome potential financial shortfalls until such time as monies are paid out from insurance companies or disaster funds.

BA-CA's immediate storm recovery assistance is particularly aimed at victims urgently requiring finance, as a result of damages to buildings and consumer goods in the wake of the floods.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0) 50505 EXT 52483
e-mail: christian.kontny@ba-ca.com

Bank Austria Creditanstalt

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Press Release

27.09.2007

BA-CA Purchasing Managers' Index in September: Austria as Elysium? Industrial growth gains momentum again

- **Economic activity in Austrian industry bucks the global downward trend**
- **Following a slowdown in industrial growth in the first half, things are on the up again**
- **However, despite this, 2008 will bring weaker growth**

The BA-CA Purchasing Managers' Index (PMI) confounded expectations again in September, rising from 54.5 to 55.4. Any values above 50 indicate growth. Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA): "Contrary to the global trend, Austria's industrial production gathered speed again at the beginning of autumn.

The BA-CA PMI has now recorded its third rise in succession since the beginning of the summer – and this across a wide base: "Production, incoming orders and employment rose more sharply in September than in August", said BA-CA economist Stefan Bruckbauer, summarising the results of the survey of purchasing managers. In concrete terms, the index for production rose from 54.1 to 55.9, the highest figure since March 2007. Incoming orders were also more buoyant in September than in August: the index in question rose from 52.7 to 53.8 with domestic orders growing more strongly than export orders. However, incoming orders from abroad also picked up in September – this index rose from 52.1 to 52.7. Parallel to the development in incoming orders, those surveyed were also more positive in their assessment of order books, where the figure rose from 54.1 to 55.1, the highest value since December 2006. As far as the employment situation in industry is concerned, the numbers employed rose more rapidly in September than in previous months with the index rising from 53.3 to 54.9.

"Improved demand and a renewed upturn in purchase prices allowed sales prices too to firm in September", says Kager. The index for purchase prices rose from 61.1 to 62.3, while that for sales prices increased from 53.2 to 54.0.

The BA-CA economists consider that the explanation for the increase in growth reported by Austrian industry – contrary to the trend throughout Europe – lies in the fact that Austria has been slightly ahead of the eurozone in the economic cycle since the end of the 2003 recession. "While Austria's industry emerged far more rapidly from recession than industry in the rest of the euro area after 2003, momentum and sentiment also suffered a more rapid downturn in the course of 2007", argues Bruckbauer. In the period from February to July 2007, the BA-CA PMI declined from 57.8 to 53.8, and growth in industrial production fell from 9.4% to 4.6%. "A further rise in the BA-CA PMI in September indicates that industrial momentum will once again pick up somewhat in autumn", says Kager. However, according to the BA-CA economists it remains to be seen whether this increasing momentum in Austria indicates that economic activity in the euro area will advance again.

"One thing is certain: an improvement in industrial sentiment in Austria shows that a more serious economic recession is currently not on the cards", says Bruckbauer. In the medium term, however, the economists at BA-CA remain cautious and are continuing to expect growth to slacken in 2008, as the European economy slows. Following two years of strong industrial growth in most eurozone countries, particularly Germany, a reversal in the economic trend is not surprising. While the consequences of the mortgage crisis in the USA and the sharp fall in the US dollar represent additional risks here, they are certainly not major contributory factors to the trend reversal.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

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Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)50505 ext. 41951
E-Mail: economic.research@ba-ca.com

Bank Austria Creditanstalt

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14.09.2007

BA-CA Business Indicator:
Austrians remain optimistic despite financial market upheaval

- **Spirits are even raised slightly in Austria, hope for consumption**
- **Investment boom unlikely to ease until 2008**
- **A downturn in spirits abroad suggests a further fall in export momentum**

In August, the value of the business indicator of Bank Austria Creditanstalt (BA-CA) remained unchanged at 4.7. "Despite all the turbulence in the finance market, the basic conditions for Austria's economy remained favourable in August," says Marianne Kager, chief economist at BA-CA.

Spirits remained high in Austria, both in industry as well as amongst consumers, even rising again slightly after the downturn in July. It was only industry in the euro area that experienced a slight downturn in sentiment once again.

"Austria's consumers and industry ended the summer with optimism", explains Stefan Bruckbauer from BA-CA. Consequently, BA-CA economists are also anticipating economic growth in the third quarter of 2007 of 0.7% compared with the previous quarter and 3.3% compared with the previous year, a figure which lies above the long-standing average. However, growth may be unable to keep pace with the very strong first half of the year. Kager: "Austria's economy will also enjoy above-average growth in the second half of the year, albeit at a slightly slower pace."

Consumption should pick up, exports are slowing down

In line with the components of the BA-CA business indicator, economists at BA-CA are expecting consumption to pick up slightly, whilst seeing a slowdown in the growth of exports. "Consumption will increase again, albeit slightly. However, the yearly average growth in consumption for 2007 will fall short of that seen in 2006", says Bruckbauer. The growth in exports has been slowing down for some months – a trend, which the economists consider will continue in the coming months. The growth in investments will continue to remain very high for the rest of the year, even if it does not turn out to be quite as high as at the beginning of the year. A further rise in inflation to a figure in excess of 2% is expected in the autumn.

For the coming year, economists at BA-CA are assuming a further weakening in foreign demand. This will also reduce growth in investments. However, as regards consumption, BA-CA remains optimistic and even expects things to pick up compared with 2007. "If we weigh up the growth in consumption against falling exports and the reducing demand for investments in 2008, the outcome leads us to anticipate economic growth falling by 1%", says Kager. Thus in real terms, following this year's figure of 3.3%, BA-CA is assuming that the economy will only grow by 2.3% in 2008.

As far as the current property crisis in the USA is concerned, BA-CA sees this as only having a slight negative impact on Austrian economic conditions: the decline in economic conditions in the USA and a strong euro are having a negative impact, although the impact of interest rates rising, albeit more slowly, is positive. "Even if, from today's standpoint, the US property crisis is not expected to have significant direct consequences on growth in Austria, the risks for overall business activity in Austria in 2008 have nevertheless increased", says Bruckbauer.

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Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. 05 05 05 EXT 41951
e-mail: stefan.bruckbauer@ba-ca.com

Bank Austria Creditanstalt

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30.08.2007

BA-CA Purchasing Managers' Index in August: Brief correction: industry growth swells again

- **Order intake up, stable growth in output**
- **Smaller rise in purchasing prices improves corporate earnings**

The BA-CA Purchasing Managers' Index climbed up to 54.5 in August, after having improved modestly to 53.8 in July (any values over 50 signal growth). These moderate increases in industrial growth over the last two months constitute a cautious correction from the first half of 2007, when the Purchasing Managers' Index ultimately declined from 57.7 in December 2006 to 53.5 in June. Thus over the summer, this downward trend in growth seems to have been brought to a provisional halt. "In the course of the summer, Austrian industry has experienced moderate expansion", said Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA), summarising the results of the latest surveys.

Order books improved significantly in August, with the index rising from 50.9 in July to 52.7. "The growth of domestic and foreign orders picked up in August, despite the increasingly difficult conditions on markets. Prior to this we had seen a constant fall since March", explained Stefan Bruckbauer from BA-CA. As proof of the difficult market environment he pointed to the modest declines in economic indicators on the export markets.

Industry output in August grew at roughly the same pace as in July. This means that only part of the increase in new orders has already been processed. Consequently, companies are sitting on thicker order books, as shown by the corresponding index, which rose from 53.4 in July to 54.1 in August. However, it was obviously not necessary to boost capacities any further, as employment growth in August remained at approximately the same level as the previous month.

The current survey also reveals that cost pressure has waned. Industrial purchase prices in August rose far more slowly than in July. In response to the relatively benign development in costs, companies expanded their stocks of primary materials, which is illustrated by the first increase of note in the relevant index in August since the beginning of the year (from 50.1 to 52.1). "Purchase prices are not rising as strongly as before, while there has been no change in sales price growth. This exerts a positive impact on the earnings of companies" explained Kager.

After industrial activity lost a great deal of momentum in the first half of this year, the months of July and August have signalled a modest correction. Nevertheless, industrial growth in June coming in at just below 5% was far below the value of the second six months in 2006, which totalled 10%. "The pace of growth in Austrian industry has halved over recent months. But our survey shows that, at least over the summer, there has been no further decline in growth", revealed Bruckbauer. Although the outlook for the autumn months is somewhat more subdued, no setback is expected.

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Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Press Office
Christain Kontny, Tel: +43 (0)5 05 05 52483; e-mail: christian.kontny@ba-ca.com

Bank Austria Creditanstalt

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22.08.2007

Don't kiss the carry trade good-bye

....

- **ECB to continue the normalization process based on the sentiment in financial markets**
- **Government bond yields will rise to slightly higher levels by the end of the year**

Carry trades - investing in high yield currencies funded by loans in low yield currencies - were among the most popular trading strategies in the course of the last few years. While carry trade strategies still succeeded in decoupling from the weakness in other risky asset classes well into July and posted new all-time highs, a massive setback emerged over the last few trading sessions. Over the medium term, Michael Rottmann, global head of FX and FI Research at UniCredit, expects a revival of carry trades. Since there will be no clear shift in yield differentials, but currency volatility will decline in line with the global risk aversion, investor appetite for high-yielding currencies will return.

According to Rottmann, carry trades were not the catalyst of the current financial crisis, they were merely the last domino to fall. In any case, currency strategies have continued to generate the highest returns since the beginning of the year compared to other asset classes. In the short term, further losses by the high yielding currencies and further strengthening of the low-yielding currencies are probable.

At the end of the year, UniCredit expects EUR-JPY to trade at 161. EUR-USD and EUR-CHF will probably be trading at a level of 1.33 and 1.63, respectively.

Central banks ride to the rescue: Volatility is more important than risk premiums
The cut of the US discount rate from 6.25% to 5.75% has demonstrated that financial market volatility is more important to the US central bank than the need for the higher risk premiums which central banks mentioned not too long ago. Whether the US central bank finally cuts the Fed funds target rate depends on the reaction in financial markets until the next FOMC meeting on September 18.

Renewed selling pressure would - similar to 1998 - lead to monetary easing. To be sure, the Fed is not too happy easing monetary policy as this will in the end lead to a new round of the "moral hazard" discussion, i.e. the Fed bails out highly leveraged market participants again, a situation that over the past 10 years always resulted in an extreme risk appetite and the problems we now face. However, as financial markets are extremely closely linked to economic momentum, there are no other options left for the central bank.

Also the environment concerning monetary policy in the ECB changed. If the action by the Fed was enough to stabilize financial markets quickly, another rate hike by 25 basis points is likely in September. In contrast, if financial markets stay shaky, a delay of further monetary tightening is a sure bet.

The inflation environment is also neutral
Inflation is still not an issue. Dominated by the persisting positive impulses from globalization, inflation in the Eurozone has already been exactly in line with the ECB mandate of just under 2% for nine months now. For 2008, we see only a slight uptick to an average level of 2.1%.

The core rate will probably rise to around 2%. The situation also remains manageable in the US. Even though the deflator of personal consumption expenditures will rise slightly above the imaginary target corridor of 1-2%, this is, however, unlikely to trigger changes in monetary policy.

Only a slight uptick in bond yields
However, money market forwards are clearly exaggerated right now. Forwards in the US

price in 100 bp of easing until mid-2008. In Euroland, no further rate hike is priced in until mid-2008. As soon as these overly aggressive expectations are revised, yields at the long end of the curves will increase slightly.

10Y US Treasuries are expected to end the year around 5% and the 10Y Austrian government bond yield have room to increase towards 4.5/4.6%.

Recommendations
In the fixed income segment, the money market remains the top priority for investors because of the still flat or even slightly inverse yield curve. We still think funding in JPY is too risky, despite the much firmer JPY.

Contact: Veronika Fischer-Rief
UniCredit Markets & Investment Banking, PR Office
Tel. +43 50505-82833,
E-mail: veronika.fischer-rief@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy any securities to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the securities will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the bonds or the shares referred to herein in the United States.

Bank Austria Creditanstalt

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19.09.2007

Bank Austria Creditanstalt job notice: Christina Wreth takes over as Head of Identity & Communications

- **Christina Wreth is heading the Identity & Communications department as from 1 September**
- **In this function she succeeds Martin Hehemann, who has taken over responsibility for Brand Management at UniCredit Group**

Christina Wreth, 35, is the new head of the Identity & Communications department at Bank Austria Creditanstalt (BA-CA). As Head of Identity & Communications, Christina Wreth is responsible for all of BA-CA's communication activities in Austria as well as Central and Eastern Europe, ranging from media relations, advertising and sponsoring to internal communications and event management. Christina Wreth reports directly to Erich Hampel, BA-CA's Chief Executive Officer.

Christina Wreth has extensive experience of marketing and communications. After completing the European Business Studies programme at FH Osnabrück in Germany, she started her career with Hutchinson Telecom / Orange, working as project manager. She later joined the Internet service provider Spray Network and then moved to the corporate consultancy firms of Skillnet and Steinberg & Partner. Most recently, Christina Wreth, who was born in Germany, was a managing director with responsibility for marketing and sales at Tipp24 AG, a German company.

Wreth succeeds Martin Hehemann, 43, who assumed responsibility for brand management within UniCredit Group at the beginning of 2007. Hehemann will continue to serve BA-CA as Advisor to the Management Board for Communications.

Martin Hehemann has been with BA-CA since 1999, initially working as Press Officer before becoming Head of Corporate Communications and Marketing. He started his career as a journalist with Austrian business magazines "New Business" and "WirtschaftsWoche". Before joining BA-CA, Martin Hehemann was Press Officer at Raiffeisen Zentralbank Österreich (RZB) for two years.

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Christian Kontny, tel. +43 (0)50505 52483;
e-mail: Christian.Kontny@ba-ca.com

A printable photograph of Christina Wreth is available for downloading. The photograph may be printed free of charge.

Bank Austria Creditanstalt

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31.08.2007

Bank Austria Creditanstalt job notice: Martin Halama appointed new Press Officer for Austria

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Martin Halama, 43, will assume the function of Press Officer for Austrian business at Bank Austria Creditanstalt (BA-CA) with effect from 3 September. He will be responsible for BA-CA's strategic positioning in media communications. In addition to that he is charge of internal communications as well as corporate publishing and supporting the top management in communications matters. As Press Officer for Austria he will directly serve Erich Hampel, BA-CA's Chief Executive Officer. Ildiko Füredi-Kolarik will continue to be Press Officer for the markets in Central and Eastern Europe.

From the beginning of 2001 to August 2007, Martin Halama was Head of Corporate Communications and Public Affairs, initially with UTA and then with Tele2, where he was also a managing director. Previously he was Press Officer and Head of Corporate Communications at Novartis Austria for four years. After training in the tourism sector, Martin Halama started his career in communications as a journalist for the Austrian dailies "AZ" and "Die Presse" and worked for List & Partner, a publishing company, before moving into public relations. Martin Halama is married and has a daughter.

A printable photograph of Martin Halama is available for downloading here.

The photograph may be printed free of charge.

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Tiemon Kiesenhofer, tel. +43 (0)5 05 05 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com

END